UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

First half of 2004 2
Deutsche Telekom at a glance.
2003 Q1 Q2 Q3 Q4 14.6 14.1 14.4 13.6 14.0 13.6 13.5 14.0 14.5 15.0 Net revenue (billions of €) 13.0 2004	Q1 Q2 Q3 Q4 0.0 1.0 2.0 3.0 4.0 2.0 2.9 2.0 1.3 3.4 0.9 2004 2003 Free cash flow (before dividend)[a] (billions of €)

Q1 Q2 Q3 Q4 2004 2003 4.3 4.4 4.5 4.6 4.7 4.8 Group EBITDA (adjusted)[a] (billions of €) 4.5 4.6 4.6 4.8 4.7 4.5	2003 2004 Q1 Q2 Q3 Q4 0 200 400 600 800 1000 1200 66 415 486 1,034 630 -60 Results from ordinary business activities (millions (adjusted) [a] of €) -200

2003 2004 Q1 Q2 Q3 -516 -400 -200 0 200 400 600 800 113 227 162 728 463 Net income/loss (adjusted)[a] (millions of €) -600 Q4	2003 2004 Mar. 31 Jun. 30 Sept. 30 Dec. 31 0 10 20 30 40 50 60 56.3 44.6 53.0 43.3 49.2 46.6 (billions of €) Net debt[a]
a For detailed information and calculations please refer to “Reconciliation of pro forma figures”, page 40 et seq.

First half of 2004 0

	Deutsche Telekom at a glance.

At a glance		Second quarter of 2004			First half of 2004
		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Total revenue	14,412	13,593	6.0	28,398	27,211	4.4	55,838
	Domestic	8,581	8,630	(0.6)	17,025	17,136	(0.6)	34,691
	International	5,831	4,963	17.5	11,373	10,075	12.9	21,147
	Results from ordinary business activities	2,406	598	n.a.	2,752	1,092	n.a.	1,398
	Financial income/(expense), net	(681)	(853)	20.2	(1,791)	(1,945)	7.9	(4,031)
	Depreciation and amortization	(3,015)	(3,212)	6.1	(6,031)	(6,481)	6.9	(12,884)
	of property, plant and equipment	(1,888)	(2,032)	7.1	(3,779)	(4,133)	8.6	(8,206)
	of intangible assets	(1,127)	(1,180)	4.5	(2,252)	(2,348)	4.1	(4,678)
	Other taxes	(53)	(47)	(12.8)	(97)	(96)	(1.0)	(162)
	EBITDA[a]	6,155	4,710	30.7	10,671	9,614	11.0	18,475
	Special factors affecting EBITDA[a,b]	1,372	112	n.a.	1,303	540	n.a.	187
	Adjusted EBITDA[a,b]	4,783	4,598	4.0	9,368	9,074	3.2	18,288
	Adjusted EBITDA margin[a,b] (%)	33.2	33.8		33.0	33.3		32.8
	Net income	1,655	256	n.a.	1,824	1,109	64.5	1,253
	Special factors[c]	927	94	n.a.	869	834	4.2	1,031
	Adjusted net income[b]	728	162	n.a.	955	275	n.a.	222
	Earnings per share[d] (€) /ADS[e] (German GAAP)	0.39	0.06	n.a.	0.43	0.26	65.4	0.30
	Investments in property, plant and equipment, and intangible assets (excl. goodwill)	(1,517)	(1,196)	(26.8)	(2,536)	(2,105)	(20.5)	(6,234)
	Net cash provided by operating activities	2,878	3,143	(8.4)	7,128	6,260	13.9	14,316

	Equity ratio (%)	—	—		32.2	28.6		29.1
	Net debt[f]	—	—		43,330	53,009	(18.3)	46,576

		June 30, 2004	Mar. 31, 2004	Change June 30, 2004/ Mar. 31, 2004%	Dec. 31, 2003	Change June 30, 2004/ Dec. 31, 2003%	June 30, 2003	Change June 30, 2004/ June 30, 2003%
Number of employees at balance sheet date Number of fixed- network and mobile customers	Deutsche Telekom Group	247,830	248,153	(0.1)	248,519	(0.3)	250,533	(1.1)
	Non-civil servants	199,866	198,489	0.7	198,726	0.6	200,554	(0.3)
	Civil servants	47,964	49,664	(3.4)	49,793	(3.7)	49,979	(4.0)
	Telephone lines[g] (millions)	57.7	57.9	(0.3)	57.9	(0.3)	58.1	(0.7)
	Broadband lines (in operation) (millions)	4.9	4.5	8.9	4.1	19.5	3.5	40.0
	Mobile subscribers[h] (millions)	71.6	69.2	3.5	66.7	7.3	61.8	15.9

First half of 2004 1
a	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation.
b	A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted net income can be found under “Reconciliation of pro forma figures”, page 40 et seq.
c	For detailed information on special factors, please refer to “Reconciliation of pro forma figures”, page 40 et seq.
d	Earnings per share (according to German GAAP) for each period are calculated by dividing net income/loss by the weighted average number of outstanding shares.
e	One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom AG in common stock.
f

Bonds, liabilities to banks, liabilities to non-banks from loan notes, and other liabilities after deduction of liquid assets, including marketable securities, other investments in noncurrent securities, other assets, and loan discounts. For detailed information, see “Reconciliation of pro forma figures”, page 40 et seq.

g	Telephone lines of the Group (incl. ISDN channels), including for internal use.
h

Number of subscribers of T-Mobile’s fully consolidated mobile communications companies, plus the majority shareholdings of MATÁV and Hrvatske telekomunikacije. Mobimak subscribers included for the first time as of March 31, 2004. The figures for the previous year have been adjusted accordingly.

Agenda 2004

Deutsche Telekom has established Agenda 2004 to pursue its goal of profitable growth. This cross-divisional six-point program supports the goal of becoming an integrated group, concentrating on the strategic growth areas of broadband/fixed network, business customers and mobile communications.

Broadband
Broadband is a key factor in the future of fixed-network and mobile communications. T-Com and T-Online are working together to promote market development in the broadband fixed network. T-Com launched its “1-2-3” pricing strategy, a simple and transparent rate model, on April 1, 2004. T-Online reduced its flat-rate prices on June 1, 2004, making them even more attractive. The number of T-DSL lines in Germany increased by around 344,000 in the second quarter of this year to 4.7 million. The conclusion of the first DSL resale agreements with competitors will also contribute to the development of this market. T-Mobile Multimedia – TM3 – integrates UMTS, GPRS and W-LAN in an end-to-end mobile communications package.

Business customers
Pooling the strengths of T-Com and T-Systems increases Deutsche Telekom’s selling power in the segment of small and medium-sized enterprises. The service portfolio is geared to the customers’ specific requirements and sales activities are more closely coordinated with each other. The successes achieved with the business customer campaign are being incorporated in the realignment of the business customer growth sector.

Quality
Deutsche Telekom’s efforts are focused on the quality of products and services from the customer’s point of view. Numerous projects to further increase customer satisfaction have been set up in order to underline this new focus on quality. The divisions are currently formulating clear promises to their customers which are unified at Group level in order to reinforce Deutsche Telekom’s position in the market as a quality-oriented company.

Innovation
The systematic and cross-divisional development of innovative products and services will safeguard the sustained growth of the Group. On the one hand, product areas are being identified which are important for the future of Deutsche Telekom in the medium and long term. On the other hand, key performance indicators are being defined which give a comprehensive portrayal of the Group’s innovation activities. The agreement on cooperation in research and development concluded with France Telecom in July 2004 will increase our innovative strength further.

First half of 2004 2

Efficiency
The goal is to increase the productivity of the capital employed and to constantly boost process efficiency. Seven areas of action have been defined that will contribute to profitable growth: cost and investment control, process optimization, shared use of technical platforms, reduction of the commitment of capital, pooling of purchasing power and optimization of the employment of capital (disposal of assets).

Human resources
The core issues are the employment alliance, Vivento and the motivation and qualification campaign. The organizational foundations for implementing the employment alliance agreed with the employees’ representatives were laid in the second quarter. Weekly working hours in Deutsche Telekom’s business units were reduced retroactively to 34 at March 1, 2004 for employees subject to collective agreements and at April 1, 2004 for civil servants. Deutsche Telekom expects this collective agreement to result in savings of up to EUR 0.3 billion for 2004. Agreement on the proportion of vocational trainees in 2004 was also reached with the services union ver.di in May. Vivento is developing very positively: The establishment of Vivento Technical Services, for example, further boosted the development of new business areas that create jobs.

First half of 2004 3

Contents.

•	Development in the Group		4

•	Highlights		5

•	Business developments		8
	•	Overview	8
	•	Divisions	15
		T-Com	15
		T-Mobile	21
		T-Systems	25
		T-Online	29
		Group Headquarters & Shared Services	33
	•	Outlook	36
		Highlights after the balance sheet date (June 30, 2004)	36
		Development of revenue and income	37
	•	Risk situation	39

•	Reconciliation of pro forma figures		40
		EBITDA and EBITDA adjusted for special factors	40
		Special factors	41
		Free cash flow	44
		Gross and net debt	45

•	Consolidated financial statements		46
	•	Notes to the consolidated statement of income	50
	•	Other disclosures	53
	•	Notes to the consolidated balance sheet	55
	•	Notes to the consolidated statement of cash flows	60
	•	Segment reporting	61
	•	Accounting	63

•	Summary of differences between German GAAP and U.S. GAAP		64

•	Investor Relations calendar		66

First half of 2004 4

Development in the Group.

•	Net revenue increased 4.4 percent year-on-year from around EUR 27.2 billion to approximately EUR 28.4 billion; organic[1] net revenue growth even higher at 7.4 percent.
•	Group EBITDA[2] increased by 11.0 percent year-on-year from EUR 9.6 billion to EUR 10.7 billion; adjusted EBITDA up by 3.2 percent to EUR 9.4 billion. Organic growth in adjusted EBITDA of 5.2 percent.
•	Results from ordinary business activities increased by EUR 1.7 billion year-on-year to EUR 2.8 billion.
•	Net income boosted by 64.5 percent from EUR 1.1 billion to EUR 1.8 billion; adjusted for special factors, it more than tripled from EUR 0.3 billion to EUR 1.0 billion.
•	Free cash flow[3] before dividend payments increased from EUR 4.0 billion in the first half of the previous year to EUR 4.2 billion.
•	Net debt[4] reduced by a further EUR 3.3 billion from EUR 46.6 billion at December 31, 2003 to EUR 43.3 billion.

Strong subscriber growth in the first half of 2004.

•	4.8 million new additions, of which almost half at T-Mobile USA.
•	Another 0.8 million new broadband lines in Germany and abroad; almost 5 million DSL customers.

1	Organic growth is adjusted for the effects of exchange rate fluctuations and changes to the composition of the Deutsche Telekom Group.
2

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 40 et seq.

3

Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For the calculation of free cash flow

First half of 2004 5
please refer to “Reconciliation of pro forma figures”, page 40 et seq. 4 For detailed information and calculations please refer to “Reconciliation of pro forma figures”, page 40 et seq.
Highlights.
Group	Starting in 2005, Deutsche Telekom will focus on three strategic business areas.
•

Deutsche Telekom plans to reform its four-pillar structure in an evolutionary approach, focusing its strategy on three business sectors: broadband/fixed network, mobile communications and business customers. The goal is to become Europe’s fastest-growing integrated telecommunications group.The new concept was devised on the basis of extensive analysis of evolving customer needs in the segments of residential customers, small and medium-sized enterprises, and multinational corporations, as well as the technological development and other trends in the market and competitive environment. The new strategic focus of the Deutsche Telekom Group is designed to accommodate these various trends.

Return and reintegration process completed.
•

The employment alliance agreed between Deutsche Telekom AG and the services union ver.di in March made it possible to implement the 34-hour week within only three months. This move created about 9,800 new jobs in Germany, nearly all of which have since been filled. The collectively agreed return and reintegration process has thus been completed.
The voluntary redundancy program for employees transferred to Vivento was extended until September 30, 2004.

Agreement on vocational training figures in 2004.
•

Deutsche Telekom will again employ 4,000 vocational trainees in 2004. The Company and ver.di reached an agreement to this effect following on from the employment alliance that had already been concluded. In order to secure the high proportion of vocational trainees, concessions were made in areas such as the training periods for trainees who have come of age, year-end bonuses, trainees’ compensation and the conditions under which trainees will be offered permanent positions after completing the training program. Effective January 1, 2005, the compensation for vocational trainees will increase by 2.7 percent. In return, Deutsche Telekom agreed not to establish a spin-off company for vocational training. Moreover, the parties also agreed that, as of January 1, 2005, the top ten percent of vocational trainees will be offered permanent positions with the Company each year, after having passed their exams.

Agreement with the Federal Employment Agency.
•

The Federal Employment Agency (BA) asked Deutsche Telekom to assist with the introduction of the new scheme for settling benefits for the long-term unemployed. Up to 3,000 civil servants from Vivento will be provided on the basis of an administrative agreement between the BA and Deutsche Telekom AG. This assignment is scheduled to run until June 30, 2005, and most of these civil servants began their term of service with the employment agency on July 1, 2004.

First half of 2004 6
T-Com	Regulator approves new “enjoy” rate option
•

On June 25, 2004, the Regulatory Authority approved T-Com’s application for the “enjoy” calling plan. With this new optional calling plan that has been available since July, T-Com customers can call within the German fixed network for 12 cents5 for each hour or part thereof. The Regulatory Authority also approved the possibility of combining “enjoy” with existing calling plans, i.e., the AktivPlus rate options. The approval of this rate option is valid until March 31, 2005. Competitors have filed lawsuits and applied for temporary injunctions against both rate applications. Court rulings are still pending.

T-Mobile	T-Mobile USA to acquire GSM network in California and Nevada for USD 2.5 billion.
•

In May 2004, T-Mobile USA signed an agreement with Cingular Wireless on the dissolution of the joint venture, established in 2001, for mobile communications in California, Nevada and New York and the acquisition of the GSM network in California/Nevada. T-Mobile USA will become the sole owner of the GSM network in California and Nevada for a purchase price of USD 2.5 billion and will regain sole ownership of the New York network. In exchange, Cingular will purchase network capacity worth at least USD 1.2 billion from T-Mobile over a period of four years. The transaction is subject to the approval of the acquisition of AT&T Wireless by Cingular. At the same time, T-Mobile USA increased its long-term projection for its subscriber base from 25 million customers to a figure between 30 and 35 million over a period of 10 years. The review of net carrying amounts of T-Mobile’s U.S. mobile communications licenses (FCC licenses) in connection with this transaction resulted in a EUR 1.8 billion write-up. On the other hand, an accrual for contingent losses in the amount of EUR 0.6 billion was recognized in connection with the dissolution of the joint venture. Both these figures impacted the Group’s EBITDA as special factors.

T-Mobile receives proceeds of EUR 75 million from the sale of Virgin Mobile.
•

T-Mobile received a payment of GBP 50 million, which is recognized in the income statement, in exchange for waiving its right to participate in an initial public offering of Virgin Mobile stock. T-Mobile had been granted this right as part of a deal for selling 50 percent of the Virgin Mobile joint venture to the Virgin Group at the beginning of the year.

5          Applicable for “City” and nationwide calls provided by T-Com (excluding mobile calls and online connections). “Enjoy” costs EUR 4.68 per month in addition to T-Net or T-ISDN charges (from EUR 15.66 and EUR 23.60 per month, respectively; one-time activation charge of EUR 59.95)

First half of 2004 7
T-Systems	New contracts signed for the T-Systems solutions business.
•

In April of this year, the Ministry of Justice of the German regional state of Baden-Württemberg began operating its “Electronic Land Register” (EGB) information system. T-Systems as the general contractor developed the Folia/EGB software for this project and assisted the ministry in building the necessary infrastructure. In the future, land registry offices, public administrative agencies and commercial enterprises will be able to access and use the centrally stored land registry data. With the proper authorization, this data will also be accessible via the Internet. The paperless system is easier and faster to use and therefore reduces costs.

•

T-Systems acquired Raiffeisen Zentralbank Österreich AG’s banking software firm Software Daten Service (SDS), including its approximately 250 employees. The centerpiece of this transaction is GEOS, an industry-specific solution for the automated management of securities and derivatives. GEOS software is currently being used by banks in Austria, Germany and Switzerland and is one of the best-selling applications in this sector in Austria. The acquisition of SDS reinforces the position of T-Systems as a European provider of banking solutions.

Testing of automatic toll collection devices completed.
•

Toll Collect GmbH, a company in which Deutsche Telekom AG holds a 45-percent stake, has successfully completed a comprehensive test program of on-board units for automatic toll collection. An independent firm issued an expert opinion in May confirming that the devices have a successful scanning rate of over 99 percent. The first ready-to-install units were delivered to Toll Collect’s service partners in June 2004.

T-Online	T-Online acquired exclusive online and mobile moving-picture rights for the German National Soccer League until 2006.
•

T-Online acquired the Internet and mobile communications rights for covering soccer games from the German National Soccer League (DFL) through the end of the 2005/06 season. The licenses also give T-Online the exclusive right to remarket the video streams and content to third parties, such as mobile communications providers. By reaching this agreement with DFL, T-Online has not only positioned itself once again as a first-class address for premium content on the Internet, but also as a provider and reseller of high-quality products for the entire new media industry, ranging from Internet portals to mobile communications operators. Thus, the company has not only bolstered its core business of paid content, but added the new area of content syndication as well.

First half of 2004 8
Business developments. Overview.
Net revenue

After recording year-on-year revenue growth of EUR 0.4 billion in the first quarter of 2004 (up 2.7 percent), Deutsche Telekom achieved another increase in the second quarter. Revenue rose by EUR 0.8 billion or 6.0 percent compared with the second quarter of 2003. In the first half of 2004, the Group generated total revenue of around EUR 28.4 billion. This represents a year-on-year increase of around EUR 1.2 billion or 4.4 percent. Revenue was reduced by negative exchange rate effects amounting to EUR 0.5 billion – in particular from the translation of U.S. dollars (USD) – and by consolidation effects totaling EUR 0.3 billion that relate, for example, to the deconsolidation of T-Com’s cable companies, as well as to deconsolidation measures at T-Systems. Adjusted for these effects, organic revenue growth amounts to 7.4 percent.

Deutsche Telekom’s substantial revenue growth was again driven by positive business development at the T-Mobile and T-Online divisions. Year-on-year, the two divisions generated a double-digit percentage increase in revenue in both the second quarter and the first half of 2004.

T-Mobile achieved this growth mainly due to the continued rise in subscriber numbers. Revenue was slowed by exchange rate effects from the translation of U.S. dollars amounting to EUR 0.5 billion in the first half of 2004, as well as by the effect of the deconsolidation of the Austrian retail group Niedermeyer.

The continuation of T-Online’s broadband strategy in particular resulted in a further increase in customer numbers. This enabled the division to make a significant contribution to the Group’s revenue growth.

T-Com’s revenue decreased in the second quarter of 2004, but to a lesser extent than in the previous quarter. Year-on-year revenue development at T-Com was marked by offsetting effects in the first half of the year: While revenues from the access business increased due to the substantial growth in the number of T-DSL lines and price adjustment measures for analog lines, call revenues declined. This was mainly attributable to regulatory decisions which resulted in losses of market share following the introduction of call-by-call and carrier preselection in local networks as well as price cuts for interconnection services. The deconsolidation of the cable companies and increasing network interconnection between other carriers also had a negative effect on the division’s total revenue.

In the first half of 2004, T-Systems kept its revenue at a virtually constant level year-on-year – despite the decrease in revenue due to deconsolidation measures. In the second quarter of 2004, the division’s revenue increased compared with the same period last year and the first quarter of 2004. In comparison with the first half of 2003, the decline in revenue at the Telecommunications unit was offset by increases at the IT unit.

First half of 2004 9

		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Net revenue	13,986	14,412	13,593	6.0	28,398	27,211	4.4	55,838
	T-Com[a]	6,975	6,882	7,153	(3.8)	13,857	14,643	(5.4)	29,206
	T-Mobile[a]	5,944	6,237	5,557	12.2	12,181	10,867	12.1	22,778
	T-Systems[a]	2,475	2,625	2,567	2.3	5,100	5,127	(0.5)	10,614
	T-Online[a,b]	493	500	449	11.4	993	894	11.1	1,851
	Group Headquarters & Shared Services[a]	1,090	1,154	1,071	7.7	2,244	2,164	3.7	4,268
	Intersegment revenue[c]	(2,991)	(2,986)	(3,204)	6.8	(5,977)	(6,484)	7.8	(12,879)

a              Total revenue (including revenue between divisions).

b              Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the International Accounting Standards (IFRSs).

c              Elimination of revenue between divisions.

Contribution of the divisions to net revenue (after consolidation of revenue between the divisions)		H1 2004 millions of €	Proportion of net revenue of the Group %	H1 2003 millions of €		Proportion of net revenue of the Group %	Change millions of €	Change %	2003 millions of €
	Net revenue	28,398	100.0	27,211		100.0	1,187	4.4	55,838
	T-Com	12,107	42.6	12,564		46.2	(457)	(3.6)	25,116
	T-Mobile	11,683	41.1	10,239		37.6	1,444	14.1	21,572
	T-Systems	3,535	12.5	3,469		12.8	66	1.9	7,184
	T-Online[a]	909	3.2	796		2.9	113	14.2	1,662
	Group Headquarters & Shared Services	164	0.6	143		0.5	21	14.7	304

a              Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

The T-Com and T-Mobile divisions continued to make the largest contribution to the Group’s net revenue. T-Mobile continued its growth trend, increasing the division’s share of revenue to 41.1 percent and thus further closing the gap on T-Com. T-Com contributed 42.6 percent of net revenue in the period under review.

First half of 2004 10

Revenue generated outside Germany

Year-on-year, the proportion of international revenue increased in both the second quarter and the first half of 2004. While this figure was 36.5 percent in the second quarter of 2003, it rose to 40.5 percent in the second quarter of 2004. The key factor behind this is the sustained positive development of revenue at T-Mobile USA. Negative exchange rate effects prevented a further increase in the proportion of revenue generated outside Germany. Revenue in Germany was on a par with the prior-year’s level, both in the second quarter and at the end of the half year, despite the effects of the deconsolidations.

		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Net revenue	13,986	14,412	13,593	6.0	28,398	27,211	4.4	55,838
	Domestic	8,444	8,581	8,630	(0.6)	17,025	17,136	(0.6)	34,691
	International	5,542	5,831	4,963	17.5	11,373	10,075	12.9	21,147
	Proportion international (%)	39.6	40.5	36.5		40.0	37.0		37.9
	of which: Europe (excl. Germany)	3,320	3,381	3,039	11.3	6,701	6,344	5.6	13,080
	of which: North America	2,117	2,337	1,815	28.8	4,454	3,530	26.2	7,610
	of which: Other	105	113	109	3.7	218	201	8.5	457

Net income

The Group generated net income of EUR 1.8 billion in the first half of 2004. This represents a year-on-year increase of EUR 0.7 billion or 64.5 percent – mainly due to a substantial improvement in results from ordinary business activities. Net income was impacted by income tax expenses amounting to EUR 0.7 billion, compared with tax income of EUR 0.2 billion in the same period last year. Adjusted for special factors (in particular net income relating to the winding up of the mobile communications joint venture in the United States), net income more than tripled year-on-year to around EUR 1.0 billion in the first half of 2004.

First half of 2004 11

Results from ordinary business activities		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Results from ordinary business activities[a] (Group)	346	2,406	598	n.a.	2,752	1,092	n.a.	1,398
	T-Com[b]	1,399	1,405	888	58.2	2,804	2,314	21.2	4,690
	T-Mobile[b]	156	1,846	475	n.a.	2,002	398	n.a.	831
	T-Systems[b]	(190)	(38)	(100)	62.0	(228)	(126)	(81.0)	(581)
	T-Online[b,c]	37	45	21	n.a.	82	23	n.a.	104
	Group Headquarters & Shared Services[b]	(1,156)	(839)	(626)	(34.0)	(1,995)	(1,452)	(37.4)	(4,071)
	Reconciliation	100	(13)	(60)	78.3	87	(65)	n.a.	425

a              From April 1, 2004, responsibility for the investment in Toll Collect has been transferred from T-Com to T-Systems. Prior-period comparatives were adjusted accordingly.

b              Results from ordinary business activities at division level.

c              Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the International Financial Reporting Standards (IFRSs).

Results from ordinary business activities increased substantially year-on-year in both the second quarter and the first half of 2004. A comparison of the first and second quarter of 2004 is equally encouraging. In addition to higher revenues, this reflects the write-up of U.S. mobile communications licenses in the second quarter of 2004 that led to an increase in other operating income. The net financial expense also developed positively, improving by a total of EUR 0.2 billion compared with the first half of 2003, primarily due to lower interest expenses. However, other operating expenses rose due to an increase in additions to accruals relating to the winding up of the U.S. mobile communications joint venture.

EBITDA

Deutsche Telekom’s EBITDA amounted to EUR 6.2 billion in the second quarter of 2004 – up EUR 1.4 billion or 30.7 percent year-on-year. EBITDA for the first half of 2004 totaled EUR 10.7 billion, representing an increase of EUR 1.1 billion or 11.0 percent on the first six months of 2003. The T-Com, T-Mobile, and T-Online divisions in particular contributed to this increase. T-Systems’ EBITDA was on a par with the previous year, and the figure for Group Headquarters & Shared Services declined.

First half of 2004 12
Special factors

Special factors with a net total of EUR 1.3 billion had a positive effect on EBITDA in the first half of 2004. In the first quarter of 2004, Deutsche Telekom recorded negative special factors from expenses for severance payments amounting to EUR 0.1 billion, which contrasted with positive special factors in the previous year – in particular from the sale of financial assets. The second quarter of 2004 saw positive special factors amounting to EUR 2.0 billion from income relating to the write-up of U.S. mobile communications licenses (EUR 1.8 billion), and the sale of SES and Virgin Mobile shares (each around EUR 0.1 billion). However, EBITDA was impacted by special factors from the recognition of accruals relating to the winding up of the U.S. mobile communications joint venture totaling EUR 0.6 billion. In the same period last year, positive special factors amounted to EUR 0.1 billion. At the time, gains on the sale of financial assets (primarily from the sale of shares in MTS) contrasted with expenses from the addition to pension accruals caused by changes in discount rates.

Adjusted EBITDA

Adjusted for the above-mentioned special factors, EBITDA amounted to EUR 4.8 billion in the second quarter of 2004. Year-on-year, this represents an increase of EUR 0.2 billion or 4.0 percent. The T-Mobile division made the largest contribution to the increase, in particular due to sustained subscriber growth. T-Com also achieved a slight increase in its adjusted EBITDA despite a decrease in revenue. This was mainly due to measures to improve efficiency and quality as well as to optimize operating costs. T-Systems contributed to the increase in EBITDA with specific cost savings and improvements in efficiency in particular. An increase in revenue combined with a disproportionately low rise in expenses at T-Online led to an improvement in its adjusted EBITDA. The Group’s adjusted EBITDA margin fell slightly from 33.8 percent to 33.2 percent.

In the first half of 2004, EBITDA amounted to EUR 9.4 billion – up EUR 0.3 billion or 3.2 percent year-on-year. All the divisions of the Group contributed to this increase. The adjusted EBITDA margin fell slightly in the first six months of 2004, from 33.3 percent to 33.0 percent year-on-year. In organic terms, adjusted Group EBITDA increased by 5.2 percent.

		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003[a] millions of €
	Adjusted EBITDA[b]	4,585	4,783	4,598	4.0	9,368	9,074	3.2	18,288
	T-Com	2,641	2,592	2,554	1.5	5,233	5,228	0.1	10,356
	T-Mobile	1,677	1,930	1,743	10.7	3,607	3,257	10.7	6,671
	T-Systems	301	361	337	7.1	662	623	6.3	1,415
	T-Online[c]	119	128	76	68.4	247	151	63.6	310
	Group Headquarters & Shared Services	(130)	(216)	(10)	n.a.	(346)	(20)	n.a.	(316)
	Reconciliation	(23)	(12)	(102)	88.2	(35)	(165)	78.8	(148)

a          For detailed information, please refer to Deutsche Telekom’s 2003 Annual Report, page 96 et seq.

b          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”,page 40 et seq.

c          Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

First half of 2004 13
Free cash flow

Free cash flow in the second quarter of 2004 amounted to EUR 1.3 billion, a year-on-year decrease of EUR 0.7 billion. This was primarily the result of a marked increase in investments, combined with a decrease in netted tax received/paid, which led to a reduction in net cash provided by operating activities.

Free cash flow increased by EUR 0.2 billion year-on-year to EUR 4.2 billion at the end of the first half of this year. This is the result of offsetting effects: an improvement in net cash provided by operating activities – driven in particular by the improvement in operational business and an increased positive balance from income tax refunds and payments – contrasted with a higher level of spending on property, plant and equipment.

		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Cash generated from operations	4,683	4,304	4,628	(7.0)	8,987	8,021	12.0	18,132
	Interest received/(paid)	(433)	(1,426)	(1,485)	4.0	(1,859)	(1,761)	(5.6)	(3,816)
	Net cash provided by operating activities	4,250	2,878	3,143	(8.4)	7,128	6,260	13.9	14,316
	Cash outflows from investments in intangible assets (excluding goodwill), and property, plant and equipment	(1,350)	(1,584)	(1,181)	(34.1)	(2,934)	(2,294)	(27.9)	(6,031)
	Free cash flow before dividend payments[a]	2,900	1,294	1,962	(34.1)	4,194	3,966	5.8	8,285

	a For detailed information and calculations please refer to “Reconciliation of pro forma figures”, page 40 et seq.

First half of 2004 14
Net debt

Net debt amounted to around EUR 43.3 billion at June 30, 2004 – down around EUR 3.3 billion compared with December 31, 2003. The Group reduced net debt by around EUR 1.3 billion in the second quarter of 2004 after reducing it by around EUR 2.0 billion in the first quarter. The sustained positive free cash flow and income from the sale of shares in SES made a particular contribution to this achievement.

Year-on-year, net debt fell by around EUR 9.7 billion.

		June 30, 2004 millions of €	Mar. 31, 2004 millions of €	Change June 30, 2004/ Mar. 31, 2004%	Dec. 31, 2003 millions of €	Change June 30, 2004/ Dec. 31, 2003%	June 30, 2003 millions of €	Change June 30, 2004/ June 30, 2003%

	Bonds and debentures	46,805	50,090	(6.6)	51,613	(9.3)	56,776	(17.6)
	Liabilities to banks	3,174	3,272	(3.0)	3,798	(16.4)	4,472	(29.0)
	Debt (in accordance with consolidated balance sheet)	49,979	53,362	(6.3)	55,411	(9.8)	61,248	(18.4)
	Liabilities to non-banks from loan notes	799	799	—	799	—	808	(1.1)
	Miscellaneous other liabilities	333	413	(19.4)	287	16.0	268	24.3
	Gross debt[a]	51,111	54,574	(6.3)	56,497	(9.5)	62,324	(18.0)
	Liquid assets	6,594	9,190	(28.2)	9,127	(27.8)	8,526	(22.7)
	Other investments in marketable securities	200	184	8.7	173	15.6	115	73.9
	Other investments in noncurrent securities	76	78	(2.6)	86	(11.6)	40	90.0
	Other assets	679	287	n.a.	271	n.a.	356	90.7
	Discounts on loans (prepaid expenses and deferred charges)	232	250	(7.2)	264	(12.1)	278	(16.5)
	Net debt[a]	43,330	44,585	(2.8)	46,576	(7.0)	53,009	(18.3)

	a For detailed information and calculations please refer to “Reconciliation of pro forma figures”, page 40 et seq.

First half of 2004 15
	Divisions. The T Com division.

		June 30, 2004 millions	Mar. 31, 2004 millions	Change June 30, 2004/ Mar. 31, 2004%	Dec. 31, 2003 millions	Change June 30, 2004/ Dec. 31, 2003%	June 30, 2003 millions	Change June 30, 2004/ June 30, 2003%
	Broadband lines[a,b]	4.9	4.5	8.9	4.1	19.5	3.5	40.0
	T-DSL (Germany)	4.7	4.4	6.8	4.0	17.5	3.4	38.2
	DSL (Central and Eastern Europe)	0.16	0.14	14.3	0.11	45.5	0.06	n.a.
	Narrowband lines, incl. ISDN channels	55.2	55.5	(0.5)	55.5	(0.5)	55.8	(1.1)
	Germany[c]	48.4	48.7	(0.6)	48.7	(0.6)	49.1	(1.4)
	Standard analog lines	26.6	26.9	(1.1)	27.2	(2.2)	28.0	(5.0)
	ISDN channels	21.9	21.8	0.5	21.5	1.9	21.1	3.8
	Central and Eastern Europe	6.8	6.8	0.0	6.8	0.0	6.8	0.0
	MATÁV[d]	3.5	3.5	0.0	3.5	0.0	3.5	0.0
	Slovak Telecom	1.4	1.4	0.0	1.4	0.0	1.4	0.0
	Hrvatske telekomunikacije	1.9	1.9	0.0	1.9	0.0	1.8	5.6
	Mobile subscribers	7.7	7.4	4.1	7.2	6.9	6.6	16.7
	T-Mobile Hungary[e]	3.9	3.8	2.6	3.8	2.6	3.5	11.4
	HTmobile	1.4	1.4	0.0	1.3	7.7	1.3	7.7
	EuroTel[f]	1.7	1.7	0.0	1.6	6.3	1.4	21.4
	Mobimak[g]	0.6	0.6	0.0	0.5	20.0	0.4	50.0

a          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

b          Lines in operation.

c          Telephone channels, including for internal use.

d          Subscriber-line figures are recorded including MATÁV’s subsidiary Maktel.

e          Formerly Westel, rebranded as T-Mobile Hungary on May 3, 2004.

f          Eurotel is consolidated at equity via Slovak Telecom.

g          Mobile subscribers are posted as of the first quarter of 2004. Mobimak is fully consolidated via Maktel.

T-Com: Customer development and selected KPIs

T-Com plays a key role as the engine of broadband communications and innovations in the fixed-line network. In the second quarter of 2004, T-Com continued to actively market T-DSL lines offering fast Internet access in Germany. Compared with the end of the first quarter, the number of T-DSL lines in operation increased by over 344,000. At the end of June 2004, there were about 4.7 million T-DSL lines in operation in Germany, a year-on-year gain of 38.2 percent. The total number of broadband lines provided by T-Com amounted to 4.9 million at the end of the first six months of 2004. Of particular interest is the fact that last year’s growth rate was maintained.

T-Com is actively promoting the growth of its business with innovative offers. After adjusting prices and optimizing transmission bandwidths with effect from April 1, 2004 as part of its 1-2-3 strategy, T-Com followed up by adjusting the prices for its T-DSL Business[6] product at the beginning of June. Besides adjusting the monthly charges for the asymmetrical T-DSL Business calling plans, T-Com reduced its flat rates for the T-DSL Business variants 2000 (downstream up to 2,048 kbit/s) and 3000 (downstream up to 3,072 kbit/s) by nearly 50 percent. T-DSL customers who upgrade their line to a higher bandwidth receive a credit of EUR 10.

	6 T-DSL Business is available in many subscriber-line networks.

First half of 2004 16

Since April 2004, T-Com has been marketing a bitstream access service for other telecommunications companies. This product enables competitors to use T-Com’s infrastructure for their own offerings to end users. T-Com transports the broadband traffic between the end user and the IP networks of its competitors. The conclusion of the first DSL resale agreements between T-Com and other telecommunications providers started a new phase for the broadband market in Germany. T-Com’s goal is to benefit from better infrastructure utilization.

An important element of T-Com’s broadband initiative is to establish public sites for wireless Internet access on the basis of W-LAN (Wireless Local Area Networks) technology. By the end of the first six months of 2004, T-Com had signed more than 3,600 contracts for HotSpots in Germany. T-Com and T-Mobile currently have approximately 2,000 HotSpots in operation where customers with W-LAN-enabled notebooks, for example, can log onto the Internet. And T-Com is offering attractive calling plans to stimulate HotSpot usage. For example, customers with a T-DSL line can use the “HotSpot 180” calling plan, allowing them to surf the World Wide Web and retrieve information for three hours a month at a price of EUR 9.99[7].

T-Com also signed a HotSpot agreement with the operator of McDonald’s restaurants in the Saarland region. Since mid-May 2004, customers have been able to use a HotSpot operated by the T-Com division in every McDonald’s restaurant in this part of Germany.

The number of T-ISDN lines held steady in the second quarter of 2004 and therefore, unlike in preceding quarters, did not compensate for the decrease in analog lines. The declining number of T-Com lines can be attributed to substitution by mobile phones and customer churn.

The loss of market shares at T-Com, which is due not least to the regulatory situation, slowed in the second quarter of 2004. By the end of the first six months of 2004, competitors continued to control over 20 percent of the local network market. T-Com continues to counter the competition with attractive calling plans. Under the “enjoy” calling plan, which was introduced at the beginning of July, T-Com customers can place calls to destinations within the German fixed network for only 12 cents[8] an hour, any time of the day or night, seven days a week. Furthermore, new rates were introduced for calls from T-Com’s public phones, effective June 1, 2004. The rates for calls to the new member states of the European Union have been reduced to the level of the current EU international rates.

7          The charge is EUR 0.08 per minute from the 181st minute.

8          Applicable for “City” and nationwide calls provided by T-Com (excluding mobile calls and online connections). “Enjoy” costs EUR 4.68 per month in addition to T-Net or T-ISDN charges (from EUR 15.66 and EUR 23.60 per month, respectively; plus a one-time activation charge of EUR 59.95)

First half of 2004 17

As part of the business customer initiative launched jointly with T-Systems, T-Com aims to boost its revenue from the business of offering information technology solutions to small and medium-sized enterprises and promote the acquisition of new customers. The goal of the cooperation between T-Com and T-Systems is to better accommodate the needs of business customers. The joint sales activities of T-Com and T-Systems have begun to yield positive results in the form of new orders. The results have exceeded the plan targets in several important market segments, including, for example, the business with local computer networks.

In T-Com’s subsidiaries in Central and Eastern Europe, the number of narrowband telecommunications channels held steady at the prior-year level. By contrast, the number of DSL lines jumped 166.7 percent over the prior-year period. The broadband growth was particularly significant at the Hungarian subsidiary MATÁV, where the number of DSL lines in operation increased by a factor of 2.5 to reach 143,000. Following the introduction of DSL in June 2003, Slovak Telecom had 17,000 DSL lines in operation by the end of the first six months of 2004. This number represents a gain of approximately 90 percent over the first quarter of the year. Besides broadband communications, the mobile communications companies of the T-Com subsidiaries also proved to be growth engines, enlarging their subscriber bases despite tough competition.

First half of 2004 18
T-Com: Development of operations		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Total revenue	6,975	6,882	7,153	(3.8)	13,857	14,643	(5.4)	29,206
	Germany	6,059	5,906	6,187	(4.5)	11,965	12,737	(6.1)	25,351
	Central and Eastern Europe	916	976	966	1.0	1,892	1,906	(0.7)	3,855
	Results from ordinary business activities[a]	1,399	1,405	888	58.2	2,804	2,314	21.2	4,690
	Financial income/(expense), net[a]	(15)	28	(89)	n.a.	13	(213)	n.a.	(284)
	Depreciation and amortization	(1,184)	(1,204)	(1,282)	6.1	(2,388)	(2,600)	8.2	(5,169)
	Other taxes	(7)	(11)	1	n.a.	(18)	(9)	(100.0)	(21)
	EBITDA[b]	2,605	2,592	2,258	14.8	5,197	5,136	1.2	10,164
	Special factors affecting EBITDA[b]	(36)	0	(296)	n.a.	(36)	(92)	60.9	(192)
	Adjusted EBITDA[b]	2,641	2,592	2,554	1.5	5,233	5,228	0.1	10,356
	Germany	2,217	2,156	2,154	0.1	4,373	4,391	(0.4)	8,667
	Central and Eastern Europe	424	436	400	9.0	860	837	2.7	1,689
	Adjusted EBITDA[b] margin (%)	37.9	37.7	35.7		37.8	35.7		35.5
	Investments in property, plant and equipment, and intangible assets[c]	(384)	(521)	(451)	(15.5)	(905)	(768)	(17.8)	(2,129)
	Number of employees[d]	125,700	125,782	141,065	(10.8)	125,741	143,264	(12.2)	139,548

a          From April 1, 2004, responsibility for the investment in Toll Collect has been transferred from T-Com to T-Systems. Prior-period comparatives were adjusted accordingly.

b          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 40 et seq. For detailed information and calculations of the figures for 2003, please refer to the 2003 Annual Report, “Reconciliation of pro forma figures”, page 96 et seq.

c          Excluding goodwill und specific intragroup transfers.

d          Average number of employees.

T-Com: Total revenue

Having generated revenue of EUR 13,857 million in the first six months of 2004, T-Com is again the largest contributor to revenue in the Deutsche Telekom Group. After deducting the pro-rata revenue of the remaining cable companies that were sold as of March 1, 2003, revenue for the first six months of 2004 was 4.4 percent lower than in the comparable prior-year period. The call-by-call and preselection plans offered by the Group’s competitors for local network calls continued to weigh on the Group’s revenue performance in the German market.

First half of 2004 19

T-Com’s revenue from the access business increased compared with the first half of 2003. The key factors fueling this development included the rate adjustment for analog lines as part of the price cap measures taken as of September 1, 2003 and the continued strong growth of T-DSL line numbers. In contrast to the growth in revenue from the access business, call revenue for the second quarter of 2004 was lower due to regulatory factors and market share losses. One reason for the revenue drop was the growing tendency of customers to postpone their calls to those times when more favorable optional calling plans are in effect. The effect of the introduction of call-by-call in April 2003 is included for the full year for the first time.

Revenue generated from the terminal equipment business also decreased. This decrease resulted from the reduced demand for leasing conventional cord telephones and communications systems for business customers. T-Com’s data communications business experienced a positive development in the first six months of 2004. The growth was fueled in particular by the billing of major customer projects such as the T-Com solution for the Hanover Trade Exhibition.

The continued trend of direct network interconnection between other carriers and the average 9.5 percent reduction of interconnection charges that took effect in December 2003 caused the revenue from Carrier Services to decline. This decrease was not offset by the growth in the number of subscriber lines.

The total revenue of T-Com’s subsidiaries in Central and Eastern Europe was 1.0 percent higher in the second quarter of 2004 than in the comparable period. Excluding the effect of exchange rate fluctuations, the revenue generated in the Central and Eastern European subsidiaries in the first six months of the year remained unchanged year-on-year. Due to progressive deregulation and tougher competition, the revenue generated by the Central and Eastern European subsidiaries in the conventional fixed network decreased, but this decline was offset by the growth in the mobile communications and broadband business.

T-Com: Results from ordinary business activities

T-Com generates the highest earnings of the Group’s divisions. Despite the revenue drop, the division increased its results from ordinary business activities by 21.2 percent over the first six months of last year. This performance can be attributed to the success of efficiency enhancement measures. This figure contains special factors in the amount of EUR 36 million from the first quarter of 2004, consisting of expenses for severance payments and bridging allowances as part of staff reductions. The results for the first half of the preceding year were impacted considerably by the proceeds from the sale of the remaining cable companies and by other charges, including primarily the adjustment of the discount rate applied to pension accruals and the transfer payments to the Vivento. In total, these special factors amounted to EUR 92 million in the first half of 2003. The improvement in T-Com’s earnings performance in the first two quarters of 2004 can be attributed primarily to lower cost of sales, administrative costs and selling costs, as well as a decrease in the net interest expense. In the first six months of 2004, T-Com contributed EUR 4.0 billion to net cash provided by operating activities in the Deutsche Telekom Group, the biggest contribution of any division.

First half of 2004 20
T-Com: EBITDA, adjusted EBITDA

Thanks to rigorous, comprehensive cost management, T-Com achieved significant increases in its operational profitability in the first half of 2004, despite the drop in revenue. Adjusted EBITDA for the first half of 2004 was EUR 5,233 million, slightly higher than the corresponding prior-year figure. The adjusted EBITDA margin rose 2.1 percentage points over the prior-year level to reach 37.8 percent. On a like-for-like basis, i.e., after deduction of the pro-rata EBITDA for the cable companies that were sold as of March 1, 2003, adjusted EBITDA for the first half of 2004 increased by EUR 78 million (1.5 percent) year-on-year. This improvement was helped by various programs to boost employee productivity and streamline work processes, as well as other measures to enhance quality and optimize operating costs. Compared to the first half of 2003, adjusted EBITDA of the subsidiaries in Central and Eastern Europe rose 6.2 percent to reach EUR 860 million. The adjusted EBITDA margin at the Eastern European subsidiaries also improved to 45.5 percent, reflecting a gain of 1.6 percentage points over the comparable prior-year period, due to cost reductions, especially from staff cuts. As a result of the workforce reduction program, T-Com’s personnel costs decreased by 11.3 percent after adjustment for special factors resulting from severance payments in the first quarter of 2004 and from additions to pension accruals in the first half of 2003.

T-Com: Personnel

Compared with the corresponding prior-year period, the average number of employees at T-Com declined 12.2 percent to 125,741, of whom 31,016 work at the Eastern European subsidiaries. The staff reductions were achieved primarily through voluntary redundancy packages, part-time work for older employees, transfers to Vivento, natural attrition and departures. Approximately 1,000 T-Com employees were transferred to Vivento in the first half of 2004. As a result of the employment alliance, the voluntary redundancy program that had been successfully offered last year has been extended to August 31, 2004. The shortening of weekly working hours from 38 hours to 34 hours from July 2004, with partial salary reductions, which took effect retroactively on March 1, 2004 for employees covered by collective agreements and on April 1, 2004 for civil servants, initially entailed a capacity reduction, but this was offset by the transfer of employees from Vivento.

T-Com: Capital expenditure

T-Com’s capital expenditures in the first half of 2004 increased 17.8 percent year-on-year to EUR 905 million. In Germany, T-Com intensified its capital spending on transmission platforms, access networks and especially T-DSL technology. Since capital spending was rather low in the first half of 2003 as a result of weather conditions, the increase in the first half of the current year does not represent a significant increase in T-Com’s capital spending for the full year. Furthermore, the increase in the capacity utilization rates for T-ISDN and T-DSL last year also had a lowering effect on capital expenditures. Investments in intangible assets and property, plant and equipment in the Central and Eastern European subsidiaries grew by a total of 15.9 percent over the first half of 2003, primarily due to the accelerated roll-out of the next-generation network at Slovak Telecom. Capital spending at MATÁV also increased year-on-year, due to the substantial expansion of the DSL network.

First half of 2004 21
	The T Mobile division.
		June 30, 2004 millions	Mar. 31, 2004 millions	Change June 30, 2004/ Mar. 31, 2004%	Dec. 31, 2003 millions	Change June 30, 2004/ Dec. 31, 2003%	June 30, 2003 millions	Change June 30, 2004/ June 30, 2003%

	Mobile subscribers
	Total[a]	65.7	63.4	3.6	61.1	7.5	56.5	16.3
	of which: T-Mobile Deutschland	27.1	26.7	1.5	26.3	3.0	25.3	7.1
	of which: T-Mobile USA	15.4	14.3	7.7	13.1	17.6	11.4	35.1
	of which: T-Mobile UKb	14.9	14.3	4.2	13.6	9.6	12.5	19.2
	of which: T-Mobile Austria	2.0	2.0	0.0	2.0	0.0	2.0	0.0
	of which: T-Mobile CZ	4.1	4.0	2.5	3.9	5.1	3.6	13.9
	of which: T-Mobile Netherlands	2.2	2.1	4.8	2.0	10.0	1.7	29.4

	a The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. b Including Virgin Mobile.
T-Mobile: Customer development and selected KPIs

Continuing the strong trend of earlier periods, T-Mobile acquired significantly more than 2.2 million new subscribers in the second quarter of 2004, about 1.4 million of whom signed fixed-term subscription contracts. In the United States, T-Mobile acquired nearly 1.1 million new customers, with a year-on-year increase of 9 million or 16 percent. Subscribers with fixed-term contracts now represent about 50 percent of all customers, reflecting an increase of 2 percentage points over the same period twelve months ago.

With nearly 1.1 million new customers in the second quarter of 2004, T-Mobile USA is again the leader among the T-Mobile companies. In absolute terms, this performance was the second-best among the nationwide mobile communications providers in the United States. In total, T-Mobile USA now has 15.4 million subscribers. T-Mobile considers a figure of more than 15 million subscribers to be an important milestone for exploiting economies of scale.

Within a period of 18 months, T-Mobile USA managed to grow its subscriber base from 10 million to 15 million. The churn rate declined from 3 percent in the first quarter of 2004 to 2.8 percent in the second quarter of the year. Both in euro and U.S. dollar terms, the monthly average revenue per user[9] (ARPU) increased quarter-on-quarter, from EUR 40 to EUR 43 or from USD 50 to USD 52.

9              Average revenue per user (ARPU) is used to measure the monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue and monthly charges, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, customer activation, and visitor roaming, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

First half of 2004 22

T-Mobile Deutschland recorded 378,000 new additions in the second quarter, of whom more than 60 percent have signed fixed-term subscription contracts. In particular, the new “Relax” rate options, which already include different volumes of call minutes, contributed to this growth. The percentage of fixed-term contract subscribers rose again to more than 48 percent. At an average of 1.4 percent per month, the churn rate was virtually unchanged from the preceding quarter. ARPU was basically unchanged from the level in the preceding quarter, at EUR 23.

Approximately 556,000 new customers opted for the products and services offered by T-Mobile UK in the second quarter of 2004. Having signed more than 100,000 new fixed-term subscription contracts in the second quarter, the British subsidiary now has nearly 2.9 million subscribers under such contracts. The churn rate rose to 1.9 percent quarter-on-quarter but was still lower than the prior-year quarter (2.2 percent). At EUR 31 or GBP 21, ARPU was virtually unchanged from the first quarter of the year.

T-Mobile Austria, which saw its subscriber base remain constant and its churn rate decrease slightly, increased ARPU from EUR 29 to EUR 30 quarter-on-quarter. T-Mobile CZ expanded its subscriber base by 84,000 users in the second quarter of 2004, clearly exceeding the four million mark. Also in the second quarter, the number of subscribers with fixed-term subscription contracts passed the one million mark. T-Mobile CZ lowered its churn rate to less than one percent quarter-on-quarter and year-on-year. Monthly ARPU increased by EUR 1 quarter-on-quarter to EUR 15. In the second quarter, T-Mobile Netherlands increased its subscriber base by 114,000 new additions. Of a total of 2.2 million, more than one million are fixed-term contract subscribers. The churn rate declined slightly to 2.1 percent. At EUR 36, ARPU was slightly higher than in the preceding quarter.

First half of 2004 23
T-Mobile: Development of operations		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €

	Total revenue[a]	5,944	6,237	5,557	12.2	12,181	10,867	12.1	22,778
	of which: T-Mobile Deutschland	2,121	2,161	2,094	3.2	4,282	4,089	4.7	8,479
	of which: T-Mobile USA	2,070	2,320	1,767	31.3	4,390	3,449	27.3	7,416
	of which: T-Mobile UK	1,133	1,108	1,060	4.5	2,241	2,096	6.9	4,303
	of which: T-Mobile Austria	236	210	259	(18.9)	446	532	(16.2)	1,098
	of which: T-Mobile CZ	186	204	189	7.9	390	369	5.7	768
	of which: T-Mobile Netherlands	250	267	219	21.9	517	401	28.9	861
	Results from ordinary business activities	156	1,846	475	n.a.	2,002	398	n.a.	831
	Financial income/(expense), net	(265)	(65)	(290)	77.6	(330)	(592)	44.3	(895)
	Depreciation and amortization	(1,234)	(1,270)	(1,295)	1.9	(2,504)	(2,559)	2.1	(5,196)
	Other taxes	(22)	(29)	(28)	(3.6)	(51)	(53)	3.8	(94)
	EBITDA[b]	1,677	3,210	2,088	53.7	4,887	3,602	35.7	7,016
	Special factors affecting EBITDA[b]	0	1,280[d]	345[e]	n.a.	1,280[d]	345[e]	n.a.	345[e]
	Adjusted EBITDA[b]	1,677	1,930	1,743	10.7	3,607	3,257	10.7	6,671
	Adjusted EBITDA[b] margin (%)	28.2	30.9	31.4		29.6	30.0		29.3

	Investments in property, plant and equipment and intangible assets (excl. goodwill)	(452)	(644)	(556)	(15.8)	(1,096)	(990)	(10.7)	(3,012)

	Number of employees[c]	43,152	44,215	40,986	7.9	43,684	41,306	5.8	41,767

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH: primarily T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, and T-Mobile Netherlands B.V., as well as minority shareholdings in Russia (MTS) and Poland (PTC).

a          These amounts relate to the companies’ respective single-entity financial statements (adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at division level.

b          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 40 et seq. For detailed information and calculations of the figures for 2003, please refer to the 2003 Annual Report, “Reconciliation of pro forma figures”, page 96 et seq.

c           Average number of employees.

d          Write-up of FCC licenses (EUR 1,807 million), accruals for contingent losses attributable to the dissolution of the U.S. mobile communications joint venture (EUR 602 million), subsequent gains from the sale of Virgin Mobile (EUR 75 million).

e          Sale of MTS shares (EUR 352 million), and adjustment of the discount rate applied to pension accruals (EUR -7 million); for detailed information and calculation of the discount rate, please refer to the 2003 Annual Report, “Reconciliation of pro forma figures”, page 96 et seq.

First half of 2004 24
T-Mobile: Total revenue

In the first half of 2004, almost all T-Mobile companies recorded year-on-year revenue growth. Total revenue increased by around 12 percent. The main growth driver was again T-Mobile USA, which reported a revenue increase of roughly 27 percent over the first six months of the preceding year - in USD terms, the growth rate was around 41 percent year-on-year. As a result, T-Mobile USA became the largest revenue contributor to the T-Mobile group for the first time.

T-Mobile: Results from ordinary business activities

The result from ordinary business activities in the first half of 2004 amounted to EUR 2.0 billion. The figure was substantially affected by special factors, which boosted EBITDA by EUR 1.3 billion. But even adjusted for these special factors, T-Mobile would have reported a significant earnings increase. This growth was driven by a below-average increase in cost of sales, as well as economies of scale and efficiency gains.

T-Mobile: EBITDA, adjusted EBITDA

EBITDA of the T-Mobile division for the first six months of 2004 was EUR 4.9 billion. Adjusted for special factors, EBITDA amounted to EUR 3.6 billion for the first six months and EUR 1.9 billion for the second quarter. The special factors in the second quarter of 2004 included a EUR 1.8 billion write-up in the carrying amount of U.S. mobile communications licenses (FCC licenses), a EUR 0.6 billion accrual for contingent losses relating to the dissolution of the joint venture with Cingular, and subsequent proceeds of EUR 75 million from the sale of Virgin Mobile. As a result, the adjusted EBITDA margin increased slightly to 29.6 percent in the first six months and 30.9 percent in the second quarter compared with the margin in respective prior-year periods. The current costs for the construction and operation of the UMTS network in Europe, which has not yet generated any significant revenues, exerted a negative influence on the EBITDA margin. As in prior periods, T-Mobile Deutschland made the biggest EBITDA contribution of EUR 832 million in the second quarter. This figure was positively affected, in the amount of EUR 68 million, by a one-time wholesale agreement. On the other hand, EBITDA was adversely affected by the increased expenditures for the Relax calling plans. The EBITDA margin (including the wholesale agreement) was 38.5 percent. T-Mobile USA generated an adjusted EBITDA margin of more than 25 percent in the second quarter of 2004, contributing EUR 589 million to EBITDA. As in the first quarter of 2004, EBITDA of T-Mobile UK was positively affected by the modified contractual terms in effect between T-Mobile UK and Virgin Mobile. In the second quarter, T-Mobile UK generated an adjusted EBITDA of EUR 365 million and an EBITDA margin of around 33 percent. The subsidiaries in the Czech Republic, Austria and the Netherlands contributed EUR 89 million, EUR 50 million and EUR 31 million, respectively, to the division’s EBITDA.

T-Mobile: Personnel

The number of employees increased again, primarily in the United States, as a result of continued business growth. However, personnel costs in the T-Mobile group increased at a much slower rate than revenue.

First half of 2004 25
	The T Systems Division.
		June 30, 2004	Mar. 31, 2004	Change June 30, 2004/ Mar. 31, 2004[a] %	Dec. 31, 2003	June 30, 2003	Change June 30, 2004/ June 30, 2003[a] %
	Systems Integration
	Hours billed (millions)	5.7	2.9		11.2	5.7	1.2
	Utilization rate (%)	76.1	73.5		74.0	73.3
	Computing Services
	Overall processor performance (MIPS)[b]	121,831	116,956	4.2	113,723	98,095	24.2
	Number of servers managed and serviced	34,160	31,365	8.9	28,399	28,279	20.8
	Mainframe utilization (%)	95.0	95.0		95.0	95.0
	Desktop Services
	Number of workstations managed and serviced (millions)	1.2	1.2	0.6	1.2	1.2[c]	(1.9)
	Proportion of support activities, Germany (%)	60.1	59.8		60.6	61.5
	Proportion of retail, Germany (%)	39.9	40.2		39.4	38.5

	a Calculated and rounded on the basis of precise figures. b Million instructions per second. c Adjusted.
T-Systems: Selected KPIs

In the second quarter, T-Systems also systematically continued to drive its strategic Focus & Execution program that was developed to increase efficiency and sharpen the focus of its business activities. After gearing its organization and service portfolio even more towards the IT and telecommunications requirements of large business customers, the division returned to its growth course. The strong growth in net revenue[10] provides clear evidence of this. Intersegment revenue as a percentage of total revenue fell by 2.6 percentage points year-on-year to 30.7 percent. The introduction of efficiency-increasing measures and the resulting optimization of the cost structures made a major contribution to achieving substantial profitability gains once more in a market environment that remained muted. The consolidation of the T-Systems computing centers, for example, was continued and almost completed; this package of measures involves both the consolidation of functions and the optimization of sites. Efficiency improvements were also made by streamlining centralized functions, cutting excess staff, and improving procurement processes.

T-Systems’ operations gained ground in the second quarter through the positive development of business in the IT unit in particular. This enabled the company to secure its strong position for the long term. Newly won customer projects allowed the Computing Services service line to substantially increase the number of servers managed and serviced by almost 21 percent and boost -the available computing capacity by 24 percent compared with the first half of 2003. Utilization of the mainframe computers remained stable at a high level. The establishment of the capacity required to cope with the increase in customer demand led to greater capital expenditure in the second quarter. The Systems Integration service line remains exposed to a market characterized by strong competitive and cost pressure. Nevertheless, utilization rose considerably compared with both the first quarter of this year and the second quarter of 2003. The average hourly rate experienced moderate growth in the first six months of 2004 compared with the same period last year. Further capacity adjustments and the year-on-year increase in hours billed were major factors

First half of 2004 26
	contributing to the utilization gains achieved in the first half year. 10For the presentation of net revenue, please refer to the chapter on “Segment reporting”, page 61 et seq.

In the Desktop Services service line, the number of IT workstations managed and serviced on customer premises stabilized and even increased slightly compared with the previous quarter. The hardware transactions required for this led to a year-on-year decrease in the proportion of support activities in the first half of 2004, although the proportion actually rose slightly in the second quarter. Business in the Telecommunications unit also declined in the second quarter of 2004, partly as a result of the price and competitive pressure in parts of the market. In addition, deconsolidation effects from the sale of TeleCash, T-Systems SIRIS, T-Systems MultiLink, and T-Systems Card Services in 2003 also reduced revenue.

T-Systems: Development of operations		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Total revenue	2,475	2,625	2,567	2.3	5,100	5,127	(0.5)	10,614
	Results from ordinary business activities[a]	(190)	(38)	(100)	62.0	(228)	(126)	(81.0)	(581)
	Financial income/(expense), net[a]	(150)	(5)	(35)	85.7	(155)	(61)	n.a.	(486)
	Depreciation and amortization	(340)	(350)	(380)	7.9	(690)	(747)	7.6	(1,499)
	Other taxes	(1)	(1)	(4)	75.0	(2)	(5)	60.0	(8)
	EBITDA[b]	301	318	319	(0.3)	619	687	(9.9)	1,412
	Special factors affecting EBITDA[b]	0	(43)	(18)	n.a.	(43)	64	n.a.	(3)
	Adjusted EBITDA[b]	301	361	337	7.1	662	623	6.3	1,415
	Adjusted EBITDA[b] margin (%)	12.2	13.8	13.1		13.0	12.2		13.3

	Investments in property, plant and equipment and intangible assets (excl. goodwill)	(127)	(194)	(136)	(42.6)	(321)	(260)	(23.5)	(660)

	Number of employees[c]	40,352	39,867	42,305	(5.8)	40,110	42,816	(6.3)	42,108

a          From April 1, 2004. responsibility for the investment in Toll Collect has been transferred from T-Com to T-Systems. Prior-period comparatives were adjusted accordingly.

b          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 40 et seq. For detailed information and calculations of the figures for 2003, please refer to the 2003 Annual Report, “Reconciliation of pro forma figures”, page 96 et seq.

c          Average number of employees.

First half of 2004 27
T-Systems: Total revenue

T-Systems’ total revenue in the second quarter of 2004 rose by 6.1 percent compared with the first three months of the year. This increase is due to the positive development of revenue in the service lines for Computing Services and Desktop Services as well as to the further improvement in net revenue. Total revenue was also up by as much as 2.3 percent on the second quarter of 2003. Adjusted for deconsolidation effects from the sale of investments, T-Systems posted 4.5 percent revenue growth in the second quarter of 2004 compared with the same quarter of the previous year. Adjusted for deconsolidation effects, T-Systems posted year-on-year revenue growth of 2.5 percent in the first six months of 2004.

T-Systems’ revenue development in the first six months of 2004 was driven by a year-on-year revenue growth of 4.3 percent in the IT unit. In the second quarter of 2004, revenue rose 8.1 percent year-on-year. This increase is primarily attributable to the large projects in the service lines for Computing Services and Desktop Services that are now moving into the operational stage. Quarter-on-quarter, the Systems Integration business saw a 6.1-percent drop in revenue, while Computing Services grew 13.3 percent in the corresponding period and the Desktop Services business improved by 19.6 percent. Following a decline in revenue of 7.4 percent in the first quarter, the Telecommunications unit posted a revenue decrease of just 4.0 percent in the second quarter of this year compared with the same period in 2003.

T-Systems: Net revenue

Net revenue grew in the second quarter of 2004, continuing the trend reported for the first three months of the current financial year: Compared with the prior-year period, net revenue rose nominally by 3.4 percent, or by 6.8 percent after adjustment for deconsolidation effects. In the first six months, net revenue increased by 1.9 percent, or 6.5 percent adjusted for deconsolidation effects.

T-Systems: Results from ordinary business activities

T-Systems’ results from ordinary business activities for the first half of 2004 decreased compared with the same period last year. Earnings reported were negatively impacted by the transfer of the investment in Toll Collect from T-Com as of April 1, 2004. This negative effect extends retroactively to the 2003 financial year and the first quarter of 2004. Adjusted to exclude special factors, results from ordinary business activities increased by 106 percent in the second quarter 2004 and also improved in a half-year comparison. This reflects T-Systems’ success in its consistent implementation of the measures taken to cut costs and improve efficiency as part of the strategic Focus & Execution program.

First half of 2004 28
T-Systems: EBITDA, adjusted EBITDA

Adjusted EBITDA increased substantially year-on-year, both in the second quarter of 2004 and in the first six months of the year. The increase of 7.1 percent to a total of EUR 361 million in the second quarter, and of 6.3 percent to a total of EUR 662 million in the first half of 2004, underlines the improvement in T-Systems’ operating performance. This is mainly due to the continuous improvement of cost structures, as well as to efficiency gains in the division. Personnel costs and the cost of goods and services purchased were reduced once more in the second quarter of 2004. At 13.8 percent, the EBITDA margin in the second quarter of 2004, calculated on the basis of adjusted EBITDA, improved substantially year-on-year once again. While in the second quarter of 2003, EBITDA was depressed on the whole by income from the sale of T-Systems SIRIS and T-Systems MultiLink as well as by pension accruals, EBITDA in the second quarter of 2004 was negatively affected by special factors from staff transfer payments for Vivento in the amount of EUR 43 million.

First half of 2004 29
The T Online division.

	June 30, 2004 millions	Mar. 31, 2004 millions	Change June 30, 2004/ Mar. 31, 2004%	Dec. 31, 2003 millions	Change June 30, 2004/ Dec. 31, 2003%	June 30, 2003 millions	Change June 30, 2004/ June 30, 2003%

Customers with a billing relationship[a]	13.34	13.43	(0.7)	13.13	1.6	12.67	5.3
T-Online (Germany)	11.26	11.07	1.7	10.79	4.4	10.35	8.8
DSL rates	2.62	2.44	7.4	2.16	21.3	2.00	31.0
Narrowband rates	5.26	5.38	(2.2)	5.56	(5.4)	5.66	(7.1)
PAYG[b] (usage < 30 days)	0.80	0.82	(2.4)	0.81	(1.2)	0.79	1.3
PAYG[b] (usage > 30 days)	2.58	2.42	6.6	2.25	14.7	1.90	35.8

Rest of Europe	2.08	2.36	(11.9)	2.35	(11.5)	2.32	(10.3)
Broadband rates	0.31	0.29	6.9	0.26	19.2	0.21	47.6
Narrowband rates	0.25	0.28	(10.7)	0.29	(13.8)	0.32	(21.9)
PAYG[b] (usage < 30 days)	0.14	0.16	(12.5)	0.17	(17.6)	0.18	(22.2)
PAYG[b] (usage > 30 days)	1.38	1.62	(14.8)	1.62	(14.8)	1.61	(14.3)

a The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.
b PAYG: Pay as you go.

T-Online: Customer development and selected KPIs

In the second quarter of 2004, T-Online International AG also successfully maintained its good market position thanks to attractive access rates and high-quality content. The company further increased its subscriber base and revenue by further expanding its combined business model comprising access (Internet access) and non-access components (content, services and e-commerce offerings), and above all by increasingly tapping the DSL broadband market together with T-Com.

Customer growth was essentially driven by the implementation of T-Online’s broadband strategy which combines powerful Internet access with innovative content. The number of subscribers to DSL, for example, rose 32.6 percent – from 2.2 million as of June 30, 2003 to 2.9 million at the end of the second quarter of 2004. In the “Germany” business segment, the number of T-Online DSL subscribers rose 31 percent in the same period to a total of 2.62 million. The increasing intensity of competition in the DSL market is reflected by the growth in customer numbers between the first and second quarters of 2004. Of the around 462,000 new subscribers to DSL rate plans that T-Online attracted in the first half of 2004, approximately 181,000 were acquired in the second quarter.

T-Online consistently continued its broadband strategy in its international subsidiaries as well. The “Rest of Europe” business segment recorded a 47.6 percent increase in the number of DSL customers as compared with the first half of 2003. Around 310,000 customers used the DSL calling plans as of June 30, 2004, compared with around 210,000 at the same date in 2003. Under the previous reporting structure, which was converted to the separate reporting of customers with narrowband and DSL rates with effect from the first quarter of 2004, T-Online had a total of around four million broadband customers at the end of the first half of 2004, approximately 3.7 million of whom were in Germany.

First half of 2004 30

As the variety of broadband content and the offering of usage-oriented rates grow, more and more customers are opting for broadband Internet access. The company lowered the basic monthly rate for T-Online dsl flat 2000 by around one-third as of June 1, 2004, making broadband Internet access even more attractive. This new stimulus for the broadband market has in turn led to a reduction in subscribers to narrowband rates. The slight drop in the number of registered customers in the second quarter of 2004 can be ascribed to the switch of access customers from the Austrian subsidiary t-online.at to UTA Telekom AG.

The successful development of the broadband market by T-Online International AG is also reflected in the increasing use of paid content and services. In addition to pay-per-view and pay-per-use models, the company offers a large number of subscription services, including premium e-mail services, security packages and special-interest topics on the portal www.t-online.de such as games (onSpiele) or computers (onComputer). As of June 30, 2004, T-Online customers used more than 1.3 million subscription models from the non-access areas. The area of internet security in particular shows a sustained upward trend. T-Online offers its customers the successful ‘Professional’ security package which provides convenient protection against the loss of data as a result of viruses or excessive bills resulting from dubious dialer programs. The company further expanded its range of paid and broadband content in the second quarter of 2004: By entering into an agreement with the German National Soccer League (DFL), T-Online was able to buy the rights to cover the DFL matches for the Internet and for mobile terminals up to the end of the 2005/06 season. The licenses also give T-Online the exclusive right to remarket the video streams and content to third parties, such as mobile communications providers. Thus, T-Online is not only repositioning itself once again as a first-class address for premium content on the Internet, but also as a provider and reseller of high-quality offerings for the entire new-media industry, ranging from Internet portals to mobile communications operators. Apart from expanding its own content portfolio, providing online content across different media is an extremely important means of attracting new customer groups. For this purpose, T-Online is also driving forward the distribution of the T-Online Vision broadband services via TV. In addition to its existing partnerships with Fujitsu Siemens and Samsung, T-Online has attracted other partners for the development and marketing of set-top boxes: the Korea-based manufacturers Handan BroadInfoCom and Humax Co., Ltd. These boxes enable customers of T-Online Vision to use services such as video on demand, WebMail, and the special-topic portal with the sections News, Sport and Entertainment via their television sets. The goal is to offer T-Online Vision’s broadband services on high-quality equipment in all price categories.

First half of 2004 31
T-Online: Development of operations		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Total revenue	493	500	449	11.4	993	894	11.1	1,851
	Germany	440	442	408	8.3	882	813	8.5	1,682
	Rest of Europe	53	58	41	41.5	111	81	37.0	169
	Results from ordinary business activities	37	45	21	n.a.	82	23	n.a.	104
	Financial income/(expense), net	27	28	25	12.0	55	54	1.9	200
	Depreciation and amortization	(109)	(111)	(105)	(5.7)	(220)	(207)	(6.3)	(430)
	Other taxes	0	0	0	n.a.	0	0	n.a.	(1)
	EBITDA[a]	119	128	101	26.7	247	176	40.3	335
	Special factors affecting EBITDA[a]	0	0	25 [c]	n.a.	0	25 [c]	n.a.	25 [c]
	Adjusted EBITDA[a]	119	128	76	68.4	247	151	63.6	310
	Adjusted EBITDA margin[a] (%)	24.1	25.6	16.9		24.9	16.9		16.7

	Investments in property, plant and equipment and intangible assets (excl. goodwill)	(12)	(18)	(10)	(80.0)	(30)	(18)	(66.7)	(81)

	Number of employees[b]	2,918	2,945	2,655	10.9	2,931	2,644	10.9	2,637

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

a          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 40 et seq. For detailed information and calculations of the figures for 2003, please refer to the 2003 Annual Report, “Reconciliation of pro forma figures”, page 96 et seq.

b          Average number of employees.

c          t-info book gain minus recognition of additional minimum liability.

T-Online: Total revenue

Due to the growth in T-Online’s subscriber base, net revenue rose to EUR 0.5 billion in the second quarter of 2004 - up 11.4 percent on the same quarter last year. In the first half of 2004, net revenue improved by 11.1 percent year-on-year. T-Online thus posted further revenue growth in the reporting period, even though the continued broadband campaign again resulted in an actual drop in revenue in the second quarter as new subscribers to various DSL rates were released from paying the monthly rental charge during the first two months.

First half of 2004 32
T-Online: Results from ordinary business activities

Results from ordinary business activities more than doubled from EUR 21 million in the second quarter of 2003 to EUR 45 million in the second quarter of 2004. In addition to its stable revenue growth, T-Online’s positive business development can be attributed to its continued exploitation of efficiency potential. For example, the improved utilization of purchased network capacity and the leveraging of economies of scale further improved the company’s gross margin. Another reason for the company’s sustained positive business development was the systematic optimization of operating processes which again enabled T-Online to enhance the efficiency of its resources in the reporting period.

T-Online: EBITDA, adjusted EBITDA

EBITDA in the second quarter of 2004 increased by 26.7 percent year-on-year to EUR 128 million. EBITDA adjusted to exclude special factors rose by 68.4 percent. Comparing the first half of 2003 with the first six months of 2004, EBITDA grew by 63.6 percent from EUR 151 million to EUR 247 million. Measured against net revenue, T-Online recorded an EBITDA margin of 25.6 percent for the second quarter of 2004, an increase of 8.7 percentage points year-on-year.

T-Online: Financial income/expense, net	The improvement in net financial income is mainly due to the positive development of the investments in comdirect and ImmobilienScout, which compensated for the downturn in capital market rates.
T-Online: Depreciation and amortization

Depreciation and amortization rose in the first six months of 2004, up EUR 13 million year-on-year. This is attributable to goodwill amortization on the Scout24 group, which was consolidated as of January 1, 2004.

First half of 2004 33
Group Headquarters & Shared Services.

Group Headquarters & Shared Services is in charge of strategic and cross-divisional management functions, as well as those operating activities that are not directly related to the core businesses of the divisions. Shared Services includes in particular Vivento, Real Estate, DeTeFleetServices GmbH – a full-service provider for fleet management and mobility services for the companies of the Deutsche Telekom Group – as well as Billing & Collection. The Billing & Collection unit was formed in May 2004 through the amalgamation of Billing Services and Customer Accounting. It provides billing and receivables management solutions for the group companies that offer commercial services to the market. The product and process chain is rounded off by credit assessment and collection services offered together with SAF Forderungsmanagement GmbH and SolvenTec GmbH.

One of the most pressing tasks this year is the creation of new employment opportunities for the employees of Vivento. For this purpose, Vivento drove forward the establishment and running of new business lines of its own in the period under review, as well as projects with cooperation partners. Founded in the first quarter of 2004, Vivento Customer Services GmbH & Co. KG (VCS), which is part of the call center business line, is represented throughout Germany with 14 sites and had approximately 1,000 employees at the end of June 2004. VCS also had some 600 contract and temporary staff. A second business line was set up when Vivento Technical Services GmbH & Co. KG was formed as of June 1, 2004. This company will offer network infrastructure services nationwide inside and outside the Group. Additional employment opportunities were secured when an administrative agreement between the Bundesagentur für Arbeit (Federal Employment Agency) and Deutsche Telekom AG was signed: Up to 3,000 civil servants from Vivento will support the Federal Employment Agency from July 1, 2004 until June 30, 2005 with the introduction of the restructured benefits for the long-term unemployed.

The employment alliance, that included the reduction of the working week from 38 to 34 hours, is making a substantial contribution to safeguarding and creating employment. This measure resulted in around 9,800 jobs being created and saved throughout Germany and had a major influence on the workforce at Vivento. Firstly, further staff transfers to Vivento were avoided as newly created jobs were filled by existing staff. Secondly, additional job openings created are to be filled by Vivento employees to the largest possible extent from July 2004. In addition, the voluntary redundancy program on which Deutsche Telekom and the trade unions agreed in March 2004 and which is open to employees at T-Com and Group Headquarters & Shared Services until August 31, 2004 was extended until September 30, 2004 for the employees transferred to Vivento.

Approximately 1,500 staff were transferred to Vivento in the second quarter of 2004. At June 30, 2004, a total of about 26,400 employees had been transferred to Vivento since it was first founded. Some 3,500 employees have left Vivento since January 1, 2004, about 1,900 of them in the second quarter. About 7,300 employees have left Vivento since its foundation. Vivento had around 19,900 employees at the end of the second quarter of 2004, including approximately 700 permanent staff, roughly 16,100 transferred employees and 3,200 employees of the call center business line. In June 2004, around 5,200 Vivento staff were in temporary positions within the Group, and a further 1,200 outside the Group.

Real Estate continued its monetization strategy in the second quarter of 2004. Cash inflows of around EUR 0.1 billion were generated from real estate sales in this period. This puts the cash inflows for the first half of 2004 at some EUR 0.2 billion, although the cash inflows partly relate to sales contracts that had already been concluded in earlier years.

First half of 2004 34
Group Headquarters & Shared Services: Development of operations		Second quarter of 2004				First half of 2004
		Q1 2004 millions of €	Q2 2004 millions of €	Q2 2003 million s of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Total revenue	1,090	1,154	1,071	7.7	2,244	2,164	3.7	4,268
	Results from ordinary business activities	(1,156)	(839)	(626)	(34.0)	(1,995)	(1,452)	(37.4)	(4,071)
	Financial income/(expense), net	(768)	(574)	(469)	(22.4)	(1,342)	(1,148)	(16.9)	(2,877)
	Depreciation and amortization	(212)	(173)	(213)	18.8	(385)	(499)	22.8	(881)
	Other taxes	(13)	(11)	(16)	31.3	(24)	(29)	17.2	(37)
	EBITDA[a]	(163)	(81)	72	n.a.	(244)	224	n.a.	(276)
	Special factors affecting EBITDA[a]	(33)	135	82	64.6	102	244	(58.2)	40
	Adjusted EBITDA[a]	(130)	(216)	(10)	n.a.	(346)	(20)	n.a.	(316)
	Adjusted EBITDA margin[a] (%)	(11.9)	(18.7)	(0.9)	n.a.	(15.4)	(0.9)	n.a.	(7.4)

	Number of employees[b]	36,239	34,976	23,698	47.6	35,607	22,671	57.1	25,203
	Vivento[c]	19,500	19,200	7,400	n.a.	19,200	7,400	n.a.	15,500

a          Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”, page 40 et seq. For detailed information and calculations of the figures for 2003, please refer to the 2003 Annual Report, “Reconciliation of pro forma figures”, page 96 et seq.

b          Average number of employees.

c          Transferred employees and employees in the business line, excluding permanent staff; number of employees at the balance sheet date; figures rounded.

Group Headquarters & Shared Services: Total revenue	The total revenue of Group Headquarters & Shared Services rose slightly compared with the first half of 2003. This increase is mainly due to the revenues from Vivento’s new call center business.

First half of 2004 35
Group Headquarters & Shared Services: Results from ordinary business activities

Results from ordinary business activities in the first six months, on the other hand, fell substantially year-on-year. This is partly attributable to the considerable drop in EBITDA, which reflects the higher expenditure for Vivento, the lower income from the sale of investments, and the decline in transfer payments to Vivento. Earnings were further impacted by the increase in net financial expense compared with the first half of 2003. This is primarily due to the increase in interest expense. In contrast, earnings improved through the lower volume of depreciation and amortization charges resulting mainly from reduced real estate assets.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA fell in the first half of 2004 in comparison with the prior-year period. This is primarily attributable to the substantial growth in Vivento’s workforce. Here, the workforce grew by around 12,200 (including permanent staff) compared with the first six months of 2003. Cost savings from successfully implemented efficiency measures within Group Headquarters & Shared Services boosted EBITDA, offsetting the negative impact that the increase in personnel costs at Vivento had on EBITDA. However, this improvement is reversed by a decline in the EBITDA of the Real Estate unit, which had included non-recurring income from the reversal of accruals in the prior-year period. EBITDA in the second quarter of 2004 was down quarter-on-quarter. This decrease is due to the recognition of an accrual for projects at Vivento in compliance with accounting law, against which payments will gradually be made over the coming quarters.

The decrease in unadjusted EBITDA compared with the first half of 2003 can be ascribed to the higher expenditure for Vivento and to the lower volume of special factors. At EUR 102 million in the first half of 2004, the income from special factors was much lower than the EUR 244 million posted in the first six months of 2003, which comprised income from the sale of investments (EUR 139 million), transfer payments by T-Com (EUR 131 million), and an addition to pension accruals (EUR 26 million). Special factors in the first half of 2004 resulted from the transfer payments of around EUR 43 million for the employees transferred from T-Systems to Vivento, the income from the sale of interests in SES Global S.A. amounting to EUR 92 million, and the accrual recognized in the first quarter for the voluntary redundancy program set up in March 2004.

Group Headquarters & Shared Services: Personnel	The number of employees in the six months under review was 35,607. The increase over the prior year is primarily attributable to the higher number of employees at Vivento.

First half of 2004 36
Outlook.
Highlights after the balance sheet date (June 30, 2004).
Reciprocity / new rate applications filed by carriers.
•

Between mid-May and mid-July 2004, further local carriers filed rate applications with the Regulatory Authority. These included applications for non-reciprocal charges of between 1.85 cents and 4.99 cents per minute for the origination and termination of calls in their networks. For the same service, T-Com receives an approved charge of around 0.55 cents to 0.60 cents per minute. The current rate applications will be ruled on under the revised Telecommunications Act (Telekommunikationsgesetz - TKG). Local carriers may be billed for reciprocal termination charges until such time as the Regulatory Authority approves these applications. A final decision is expected by September 20, 2004.

HTmobile becomes T-Mobile Croatia.
•

The Croatian mobile communications carrier HTmobile will join the global T-Mobile group in October. By pursuing this strategy, HTmobile intends to ensure its customers access to state-of-the-art communications solutions and offer even more benefits as member of the T-Mobile brand family, even though it is not reported under T-Mobile. Its entry into the global T-Mobile group is also marked by a change in brand, with HTmobile becoming T-Mobile Croatia. The longstanding cooperation between HTmobile and T-Mobile has thus reached a new phase, receiving an even stronger impetus for growth.

First half of 2004 37
Development of revenue and income.[11]
Revenue growth, growing foreign contribution

For 2004 Deutsche Telekom expects net revenue to grow further year-on-year. In particular, this expectation is based on developments to date and the focus on the growth areas of mobile communications, broadband, and business customers. Deutsche Telekom expects the percentage of revenue produced in foreign countries to continue to rise, especially as a result of the continued strong growth registered by T-Mobile USA.

EBITDA

EBITDA is set to rise further compared with the previous year as a result of the systematic implementation of the profitable growth strategy. This aim will be achieved, in particular, by a range of cross-divisional measures set out in Agenda 2004, whose implementation will expand the business potential of the individual divisions considerably while continuing to strengthen EBITDA by means of sustained improvements in efficiency.

Net interest expense	In 2004, Deutsche Telekom expects a year-on-year improvement in the net interest expense as a result of a further reduction in net debt.
Net income	Deutsche Telekom assumes that the increase in revenue and efficiency mentioned above will have a positive effect on net income in 2004, despite a higher tax burden due to changes in tax law.
Debt

Deutsche Telekom intends to further reduce debt, in particular by using its free cash flow. However, if opportunities to increase the value of the Group present themselves in line with the principle of profitable growth, an increase in investments will also be considered.

11         The forward-looking statements made here reflect the current views of Deutsche Telekom’s management with respect to future events. They are based on current plans, estimates, and projections, and too much reliance should not therefore be placed on them. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” on Form 20-F contained in the Annual Report submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account.

First half of 2004 38
T-Com

The T-Com division is focusing on safeguarding and expanding its core business in 2004 – and more specifically, on stabilizing its existing business by using attractive rate options and pursuing its broadband and business customer initiative to tap additional growth areas. The priority here is to increase and safeguard profitability. T-Com is more exposed to the effects of regulation than any other division. The introduction of competition in local networks (call-by-call and carrier preselection) in the 2003 financial year and additional regulatory actions, such as the reduction of interconnection charges, will maintain the competitive pressure in 2004. Overall, revenue will decline year-on-year due to the above-mentioned factors and the deconsolidation of the remaining cable companies in 2003. Deutsche Telekom expects T-Com to further improve its results in 2004 by means of new measures, for example its efficiency and quality initiatives.

T-Mobile

The T-Mobile division expects a further substantial increase in revenue for the full 2004 financial year. In the United States, T-Mobile will continue to use the existing market opportunities for acquiring new customers. In Europe, tougher competition and costs for the roll-out of the UMTS network are impacting the EBITDA margin. In addition, the reduction in termination charges will have a negative impact on revenue and EBITDA. For the year as a whole, T-Mobile is expecting an increase in EBITDA. The further development of USD and GBP exchange rates may significantly affect the revenue and earnings of the T-Mobile division.

T-Systems

The T-Systems division expects a positive development overall in total revenue in 2004, adjusted for deconsolidations. The primary driver behind this growth is likely to be the encouraging development in net revenue already seen in the second quarter. The measures to improve efficiency and cut costs initiated with the strategic Focus & Execution program back in 2003 and continued in 2004 will also have a positive effect on the development of earnings at T-Systems in the rest of 2004.

T-Online

As a result of the wide-ranging opportunities and formats, especially in the entertainment area, T-Online believes the future of the Internet will be strongly driven by broadband access. New content features specially tailored to broadband technology will continue to dominate the services of T-Online International AG. T-Online International AG has resolutely stuck to the implementation of the combined business model since 2001, pursuing the aims of higher profitability and simultaneous growth. The division will also continue along the same path in 2004, both in the individual business segments and in the T-Online group in general.

Group Headquarters & Shared Services

Group Headquarters & Shared Services is projecting a slight increase in revenue in 2004. EBITDA will be heavily influenced by Vivento, and in particular by the success of its placement activities and its own business operations.

First half of 2004 39
Risk situation[12].
Economy and industry.
•

Despite certain positive indicators for an economic upturn, there is a risk that the recovery may not be sustainable in Western Europe, and particularly in Germany. This is associated with corresponding risks, such as restrained capital and consumer spending in the core markets.

12         For further explanations, please refer to the disclaimer at the end of this report and the other risk areas identified in the management report at December 31, 2003 and in the Annual Report on Form 20-F.

First half of 2004 40
Reconciliation of pro forma figures.
• Pro forma figures include EBITDA, EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, free cash flow, and gross and net debt.
•

Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

•

Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, debt (in accordance with consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.
EBITDA

EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before minority interest in income/loss and before income taxes is additionally adjusted for other taxes, net financial income/expense, and depreciation and amortization. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial expense includes net interest income/expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived in a uniform way on the basis of an accepted accounting measure of earnings published for the divisions and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual units.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA, the EBITDA of the divisions, and net income/loss are contained in the following section “Special factors”.

First half of 2004 41
EBITDA margin

In order to compare the EBITDA earnings power of results-oriented units of different sizes, the EBITDA margin is presented in addition to EBITDA. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.
• Deutsche Telekom’s net income/loss and the EBITDA of the Group and of the divisions were affected by a range of special factors in both the period under review and the comparative periods.
•

The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/loss with previous years. The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities, in extraordinary income/loss, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables under “Divisions” and “Deutsche Telekom at a glance” show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for its divisions from the results from ordinary business activities. The special factors are presented for the period under review, the comparative prior-year period, and for the previous full year.

Special factors affecting EBITDA

Special factors affecting EBITDA positively in the first half of 2004 included income from the write-up of U.S. mobile communications licenses at T-Mobile USA (EUR 1.8 billion), income of EUR 0.1 billion (including transaction costs) from the sale of part of the stake in the European satellite operator SES Global SA, and the retrospective income from the sale of the stake in Virgin Mobile (EUR 0.1 billion).

This is offset by additions to accruals of approximately EUR 0.1 billion for voluntary redundancy packages resulting from the collective agreement on the employment alliance at T-Com and Group Headquarters & Shared Services and the recognition of accruals for contingent losses of EUR 0.6 billion relating to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless.

In addition, internal staff transfer payments for Vivento between T-Systems and Group Headquarters & Shared Services also had a neutral EBITDA effect in the Group.

Special factors that positively affected EBITDA in the first six months of the 2003 financial year included income of EUR 0.3 billion in the T-Com division from the sale of the remaining cable companies. In conjunction with the sale of the cable business, this income was partly offset by additions to accruals and transaction costs totaling EUR 0.1 billion, which reduced EBITDA. Income from the sale of the T-Systems subsidiaries TeleCash Kommunikations-Service GmbH and T-Systems SIRIS S.A.S. (EUR 0.1 billion) and from the sale of the stake in Mobile TeleSystems (MTS) (EUR 0.4 billion) in the T-Mobile division also had a positive effect on EBITDA. Additional income totaling EUR 0.1 billion, reported under Group Headquarters & Shared Services, resulted from the sale of minority interests in Eutelsat S.A., Ukrainian Mobile Communications (UMC), and Celcom Bhd. (Malaysia).

First half of 2004 42

Special factors reducing EBITDA in the prior-year period were the recognition of an additional minimum liability (AML), the loss on the sale of T-Systems MultiLink SA and restructuring expenses due to personnel reduction at the Croatian subsidiary Hrvatske telekomunikacije (HT, T-Com division) totaling EUR 0.3 billion.

In addition, the intragroup sale of t-info to DeTeMedien (T-Com division) had an EBITDA effect in the T-Online division in the first half of 2003 that, however, had a neutral impact at Group level. An expense at the T-Com division and a gain at Group Headquarters & Shared Services resulting from internal staff transfer payments for Vivento also had a neutral effect in the Group in 2003.

Special factors not affecting EBITDA

Special factors not affecting Group EBITDA in the period under review were the tax expense of EUR 0.4 billion mainly attributable to the deferred taxes recognized in the write-up of U.S. mobile communications licenses at T-Mobile USA.

Special factors not affecting EBITDA in the first half of last year included tax income of EUR 0.3 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG) (EUR 0.4 billion), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). These were offset by tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable business in Baden-Württemberg and Hesse) amounting to EUR 0.2 billion.

First half of 2004 43
Reconciliation of the statement of income		H1 2004 millions of €	Special factors in H1 2004 millions of €		H1 2004 without special factors millions of €	H1 2003 millions of €	Special factors in H1 2003 millions of €	H1 2003 without special factors millions of €	2003 [a] millions of €

	Net revenue	28,398			28,398	27,211		27,211	55,838
	Cost of sales	(15,336)			(15,336)	(15,310)	(137)[e]	(15,173)	(31,402)
	Gross profit	13,062			13,062	11,901	(137)	12,038	24,436
	Expenses	(12,008)	(675)[b]		(11,333)	(11,493)	(262)[f]	(11,231)	(23,565)
	Other operating income	3,489	1,978	[c]	1,511	2,629	939 [g]	1,690	4,558
	Operating results	4,543	1,303		3,240	3,037	540	2,497	5,429
	Financial income/(expense), net	(1,791)			(1,791)	(1,945)		(1,945)	(4,031)
	Results from ordinary business activities	2,752	1,303		1,449	1,092	540	552	1,398
	Income taxes	(738)	(434	)d)	(304)	194	294 [h]	(100)	225
	Income/(losses) applicable to minority shareholders	(190)			(190)	(177)		(177)	(370)
	Net income/(loss) effect of special factors	1,824	869		955	1,109	834	275	1,253

	Results from ordinary business activities	2,752	1,303		1,449	1,092	540	552	1,398
	Financial income/(expense), net	(1,791)			(1,791)	(1,945)		(1,945)	(4,031)
	Depreciation and amortization	(6,031)			(6,031)	(6,481)		(6,481)	(12,884)
	Other taxes	(97)			(97)	(96)		(96)	(162)

	EBITDA	10,671	1,303		9,368	9,614	540	9,074	18,475
	EBITDA margin (%)	37.6			33.0	35.3		33.3	33.1

a            For a detailed explanation of special factors in the 2003 financial year, please refer to the chapter “Reconciliation of pro forma figures” in the 2003 Annual Report, page 96 et seq.

Special factors in the first half of 2004:

b            Accruals for contingent losses attributable to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless (EUR 0.6 billion) (T-Mobile division) and additions to accruals totaling to EUR 0.1 billion for severance payments resulting from the collective agreement on the employment alliance in the T-Com division and at Group Headquarters & Shared Services.

c            Income from the write-up of U.S. mobile communications licenses at T-Mobile USA (EUR 1.8 billion) and from the sale of SES Global (EUR 0.1 billion) (Group Headquarters & Shared Services), as well as retrospective income from the sale of Virgin Mobile (EUR 0.1 billion) (T-Mobile division).

d          Deferred taxes from the write-up of U.S. mobile communications licenses at T-Mobile USA.

Special factors in the first half of 2003:

e            Recognition of an additional minimum liability (AML) (T-Com, T-Mobile, T-Systems, and T-Online divisions) and restructuring expenses in the T-Com division.

f            Additions to accruals and transaction costs relating to the sale of the remaining cable businesses (T-Com division) and the recognition of an additional minimum liability (AML) (in all divisions and at Group Headquarters & Shared Services).
Restructuring expenses at the T-Com division.
Loss on the sale of T-Systems MultiLink.

g            Income from the sale of cable businesses (T-Com division), and from the sale of the T-Systems subsidiaries TeleCash and SIRIS, and from the sale of the stake in MTS (T-Mobile division) and interests in Eutelsat, UMC, and Celcom (Malaysia) (Group Headquarters & Shared Services).

h            Primarily tax income of EUR 0.4 billion from the change of T-Mobile International AG into a limited partnership (AG & Co. KG), and deferred taxes recognized on the additional minimum liability (EUR 0.1 billion). Additional tax effects from the reduction in deferred tax assets relating to sales of deferred payments (cable activities in Baden-Württemberg and Hesse) (EUR -0.2 billion).

First half of 2004 44
	Free cash flow.[13]
	•

Deutsche Telekom defines free cash flow as cash generated from operations minus interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

	•

Deutsche Telekom is of the opinion that free cash flow is used by investors as a measure to enable them to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and methods of calculating this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow		H1 2004 millions of €	H1 2003 millions of €	2003 millions of €

	Cash generated from operations	8,987	8,021	18,132
	Interest received/(paid)	(1,859)	(1,761)	(3,816)
	Net cash provided by operating activities	7,128	6,260	14,316
	Cash outflows from investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,934)	(2,294)	(6,031)
	Free cash flow before dividend payments	4,194	3,966	8,285
	Dividends paid	(170)	(54)	(92)
	Free cash flow after dividend payments	4,024	3,912	8,193

13        The reconciliation of the Group’s free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with International Accounting Standard (IAS) No. 7, Cash Flow Statements, and German Accounting Standard (GAS) No. 2, Cash Flow Statements.

First half of 2004 45
	Gross and net debt.
	•	In the consolidated financial statements, the items “bonds and debentures” and “liabilities to banks” are reported as “debt (in accordance with consolidated balance sheet)”.
	•

Gross debt includes not only “debt (in accordance with consolidated balance sheet)”, but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under “Other liabilities” in the balance sheet. Gross debt is the basis for total net interest expense incurred.

	•

In addition to this key figure, Deutsche Telekom shows “net debt”. Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item “Prepaid expenses and deferred charges”. In addition, the following items (which are reported under the balance sheet item “other assets”) are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

	•

Gross and net debt are common indicators in Deutsche Telekom’s competitive environment, although definitions may vary, and are used by Deutsche Telekom’s senior operating decision-makers to manage and monitor debt.

Reconciliation of the Group’s gross and net debt		June 30, 2004 millions of €	Dec. 31, 2003 millions of €	June 30, 2003 millions of €

	Bonds and debentures	46,805	51,613	56,776
	Liabilities to banks	3,174	3,798	4,472
	Debt (in accordance with consolidated balance sheet)	49,979	55,411	61,248
	Liabilities to non-banks from loan notes	799	799	808
	Miscellaneous other liabilities	333	287	268
	Gross debt	51,111	56,497	62,324
	Liquid assets	6,594	9,127	8,526
	Other investments in marketable securities	200	173	115
	Other investments in noncurrent securities	76	86	40
	Other assets	679	271	356
	Discounts on loans (prepaid expenses and deferred charges)	232	264	278
	Net debt	43,330	46,576	53,009

First half of 2004 46
	Consolidated financial statements.
Consolidated statement of income		Second quarter of 2004			First half of 2004
		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Net revenue	14,412	13,593	6.0	28,398	27,211	4.4	55,838
	Cost of sales	(7,766)	(7,741)	(0.3)	(15,336)	(15,310)	(0.2)	(31,402)
	Gross profit	6,646	5,852	13.6	13,062	11,901	9.8	24,436
	Selling costs	(3,274)	(3,168)	(3.3)	(6,569)	(6,555)	(0.2)	(13,505)
	General and administrative costs	(1,129)	(1,290)	12.5	(2,234)	(2,625)	14.9	(4,976)
	Other operating income	2,758	1,118	n.a.	3,489	2,629	32.7	4,558
	Other operating expenses	(1,914)	(1,061)	(80.4)	(3,205)	(2,313)	(38.6)	(5,084)
	Operating results	3,087	1,451	n.a.	4,543	3,037	49.6	5,429
	Financial income/(expense), net	(681)	(853)	20.2	(1,791)	(1,945)	7.9	(4,031)
	of which: net interest income/(expense)	(795)	(873)	8.9	(1,768)	(1,930)	8.4	(3,776)
	Results from ordinary business activities	2,406	598	n.a.	2,752	1,092	n.a.	1,398
	Income taxes	(658)	(266)	n.a.	(738)	194	n.a.	225
	Income after taxes	1,748	332	n.a.	2,014	1,286	56.6	1,623
	(Income)/losses applicable to minority shareholders	(93)	(76)	(22.4)	(190)	(177)	(7.3)	(370)
	Net income	1,655	256	n.a.	1,824	1,109	64.5	1,253

Determining earnings per share			Second quarter of 2004			First half of 2004
				Q2 2004	Q2 2003	H1 2004	H1 2003	2003
	Net income (millions of €)			1,655	256	1,824	1,109	1,253
	Average weighted number of outstanding shares (in millions)			4,195	4,195	4,195	4,195	4,195
	Earnings per sharea/ ADS[b] (German GAAP) (€)			0.39	0.06	0.43	0.26	0.30

a          Earnings per share (according to German GAAP) for each period are calculated by dividing net income by the weighted average number of outstanding shares.

b          One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom AG in common stock.

First half of 2004 47
Consolidated balance sheet
		June 30, 2004 millions of €	Dec. 31, 2003 millions of €	Change %	June 30, 2003 millions of €
	Assets
	Noncurrent assets	95,839	95,651	0.2	101,225
	Intangible assets	46,415	45,193	2.7	48,894
	Property, plant and equipment	46,009	47,268	(2.7)	48,822
	Financial assets	3,415	3,190	7.1	3,509
	Current assets	17,185	19,656	(12.6)	19,818
	Inventories, materials, and supplies	1,630	1,432	13.8	1,348
	Receivables	5,721	5,762	(0.7)	6,296
	Other assets	3,040	3,162	(3.9)	3,533
	Marketable securities	200	173	15.6	115
	Liquid assets	6,594	9,127	(27.8)	8,526
	Prepaid expenses and deferred charges	1,218	772	57.8	1,294
	Total assets	114,242	116,079	(1.6)	122,337

	Shareholders’ equity and liabilities
	Shareholders’ equity	36,753	33,811	8.7	34,950
	Capital stock	10,746	10,746	—	10,746
	Accruals	16,753	15,703	6.7	14,704
	Pensions and similar obligations	4,537	4,456	1.8	4,249
	Other accruals	12,216	11,247	8.6	10,455
	Liabilities	59,872	65,862	(9.1)	71,889
	Debt	49,979	55,411	(9.8)	61,248
	Other	9,893	10,451	(5.3)	10,641
	Deferred income	864	703	22.9	794
	Total shareholders’ equity and liabilities	114,242	116,079	(1.6)	122,337

First half of 2004 48
Statement of shareholders’ equity		Capital stock millions of €	Additional paid-in capital millions of €	Consoli-dated share-holders’ equity gener-ated millions of €	Cumula-tive trans-lation adjust-ment account millions of €	Shareholders’ equity in accordance with the consolidated balance sheet millions of €	Treasury shares millions of €	Total millions of €	Minority interest millions of €	Consoli-dated share-holders’ equity millions of €

	Balance at Dec 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	31,421	3,988	35,409
	Changes in the composition of the Group								(5)	(5)
	Dividends for 2002								(79)	(79)
	Proceeds from stock options		8			8		8		8
	Income after taxes			1,109		1,109		1,109	177	1,286
	Difference from currency translation				(1,611)	(1,611)		(1,611)	(65)	(1,676)

	Balance at June 30, 2003	10,746	50,085	(23,207)	(6,690)	30,934	(7)	30,927	4,016	34,943

	Balance at Dec 31, 2003	10,746	50,092	(23,063)	(8,017)	29,758	(7)	29,751	4,053	33,804
	Changes in the composition of the Group								(8)	(8)
	Dividends for 2003								(150)	(150)
	Proceeds from stock options		11			11		11		11
	Income after taxes			1,824		1,824		1,824	190	2,014
	Difference from currency translation				983	983		983	92	1,075

	Balance at June 30, 2004	10,746	50,103	(21,239)	(7,034)	32,576	(7)	32,569	4,177	36,746

First half of 2004 49

Consolidated statement of cash flows		H1 2004 millions of €	H1 2003 millions of €	2003 millions of €
	Net income	1,824	1,109	1,253
	Income/(losses) applicable to minority shareholders	190	177	370
	Income after taxes	2,014	1,286	1,623
	Depreciation and amortization	6,031	6,481	12,884
	Income tax expense/refund	738	(194)	(225)
	Net interest expense	1,768	1,930	3,776
	Net gains from the disposition of noncurrent assets	(104)	(608)	(792)
	Results from associated companies	13	22	247
	Other noncash transactions	(1,801)	(451)	(699)
	Change in working capital (assets) [a]	(640)	(926)	(542)
	Decrease in accruals	694	146	1,584
	Change in other working capital (liabilities)[b]	(239)	59	149
	Income taxes received	483	235	88
	Dividends received	30	41	39
	Cash generated from operations	8,987	8,021	18,132
	Net interest payments	(1,859)	(1,761)	(3,816)
	Net cash provided by operating activities	7,128	6,260	14,316
	Cash outflows for investments in
	intangible assets	(281)	(287)	(844)
	property, plant and equipment	(2,653)	(2,007)	(5,187)
	financial assets	(433)	(221)	(373)
	consolidated companies	(156)	(26)	(275)
	Cash inflows from disposition of
	intangible assets	8	11	24
	property, plant and equipment	207	548	1,055
	financial assets	287	1,050	1,569
	shareholdings in consolidated companies and business units	1	1,502	1,510
	Net change in short-term investments and marketable securities	(331)	(4,792)	(18)
	Other	0	0	466
	Net cash used for investing activities	(3,351)	(4,222)	(2,073)
	Net change of short-term debt	(5,715)	(3,534)	(9,214)
	Issuance of medium and long-term debt	89	5,157	6,951
	Repayment of medium and long-term debt	(419)	(2,048)	(2,879)
	Dividends paid	(170)	(54)	(92)
	Proceeds from share offering	11	8	15
	Change in minority interests	0	(7)	(7)
	Net cash used for financing activities	(6,204)	(478)	(5,226)
	Effect of foreign exchange rate changes on cash and cash equivalents	30	(18)	(43)
	Net increase/(decrease) in cash and cash equivalents	(2,397)	1,542	6,974
	Cash and cash equivalents, at beginning of year	8,686	1,712	1,712
	Cash and cash equivalents, at end of reporting period	6,289	3,254	8,686

a          Changes in receivables, other assets, inventories, materials and supplies, and prepaid expenses and deferred charges.

b          Change in other liabilities (which do not relate to financing activities) as well as deferred income.

First half of 2004 50
	Notes to the consolidated statement of income.
Changes in the composition of the Deutsche Telekom Group

The Deutsche Telekom Group sold shareholdings in various companies last year which were included (some ratably) in the consolidated financial statements as of June 30, 2003. These were, at T-Com, the remaining cable business, at T-Mobile, Niedermeyer in Austria, at T-Systems, predominantly TeleCash GmbH, SIRIS S.A.S., Multilink SA., and, at T-Online, Auto.t-online. The T-Online division acquired the Scout24 group in the first half of 2004. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first six months of 2004.

Impact of changes in the composition of the Group on the consolidated statement of income		T-Com millions of €	T-Mobile millions of €	T-Systems millions of €	T-Online millions of €	Total millions of €
	Net revenue	(127)	(67)	(145)	33	(306)
	Cost of sales	80	52	134	(14)	252)
	Gross profit	(47)	(15)	(11)	19	(54)
	Selling costs	32	15	17	(12)	52
	General and administrative costs	65	6	13	(7)	77
	Other operating income	(381)	(1)	(109)	3	(488)
	Other operating expenses	64	0	20	(5)	79
	Operating results	(267)	5	(70)	(2)	(334)
	Financial income/(expense), net	0	0	4	(1)	3
	Results from ordinary business activities	(267)	5	(66)	(3)	(331)
	Income taxes	166	0	1	(1)	166
	Income after taxes	(101)	5	(65)	(4)	(165)
	(Income)/losses applicable to minority shareholders	0	0	0	(1)	(1)
	Net income	(101)	5	(65)	(5)	(166)

First half of 2004 51

Other operating income		Second quarter of 2004			First half of 2004
		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Other operating income	2,758	1,118	n.a.	3,489	2,629	32.7	4,558

In the first half of 2004, other operating income increased by EUR 0.9 billion or 32.7 percent year-on-year. This is due in particular to the write-up of U.S. mobile communications licenses in the amount of EUR 1.8 billion. In the first half of 2003, other operating income mainly consisted of income from the sale of financial assets, which did not arise on a comparable level in the first half of 2004.

Other operating expenses		Second quarter of 2004			First half of 2004
		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
	Other operating expenses	(1,914)	(1,061)	(80.4)	(3,205)	(2,313)	(38.6)	(5,084)

Other operating expenses rose by EUR 0.9 billion or 38.6 percent year-on-year. On the one hand, this rise was attributable to the increased workforce and the associated rise in personnel costs at Vivento. On the other, an accrual relating to the dissolution of the U.S. mobile communications joint venture was recognized in the amount of EUR 0.6 billion.

First half of 2004 52

Financial income/expense, net		Second quarter of 2004			First half of 2004

		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €

	Financial income/(expense), net	(681)	(853)	20.2	(1,791)	(1,945)	7.9	(4,031)
	of which: income/(loss) related to associated and related companies	70	4	n.a.	(2)	1	n.a.	(221)
	of which: net interest income/(expense)	(795)	(873)	8.9	(1,768)	(1,930)	8.4	(3,776)
	of which: write downs on financial assets and marketable securities	44	16	n.a.	(21)	(16)	(31.3))	(34)

Net financial expense decreased by EUR 0.2 billion year-on-year. This was mainly attributable to the decrease in interest expense related to continued debt reduction. In addition, increased income related to companies accounted for under the equity method had a positive effect. This was offset by expenses for Toll Collect amounting to EUR 0.1 billion.

Income taxes		Second quarter of 2004			First half of 2004

		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €

	Income taxes	(658)	(266)	n.a.	(738)	194	n.a.	225

The Reductions of Tax Concessions Act introduced a limitation on the use of loss carryforwards (so-called minimum taxation) for corporate income tax and trade tax with effect from 2004. Deutsche Telekom therefore incurred corporate income tax and trade tax expense, despite the existence of net operating loss carryforwards. There was an additional tax expense of EUR 0.4 billion as a result of the recognition of deferred tax liabilities from write-up of U.S. mobile communications licenses. The tax income reported for the first half of 2003 mainly relates to corporate income tax of EUR 0.4 billion for T-Mobile International AG & Co. KG. This was a one-time effect.

First half of 2004 53
	Other disclosures.
Executive bodies

Josef Brauner resigned his position as member of the Deutsche Telekom AG Board of Management responsible for T-Com effective April 30, 2004. Since then, the Chairman of the Board of Management, Kai-Uwe Ricke, has taken over temporary responsibility for T-Com’s activities within Germany, and the Deputy Chairman, Dr. Karl-Gerhard Eick, for T-Com’s international activities.

Personnel		Second quarter of 2004			First half of 2004

		Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €

	Personnel costs	(3,433)	(3,510)	2.2	(6,793)	(6,902)	1.6	(13,917)

In the first half of 2004, personnel costs fell by EUR 0.1 billion or 1.6 percent year-on-year. On the one hand, this decrease is due to a decline in the number of employees, which was reduced both on average and at the balance sheet date. Staff reductions, at T-Com and T-Systems in particular, were offset by staff increases at T-Mobile USA and T-Online (acquisition of the Scout24 group). On the other hand, currency translation effects and the non-recurrence this year of an adjusted discount rate applied to pension accruals (AML), which amounted to EUR 0.2 billion in the first half of 2003, also contributed to the reduction.

Collectively agreed salary increases and expenses for voluntary redundancy packages in particular partly offset the reduction in personnel costs.

First half of 2004 54

Average number of employees	H1 2004	H1 2003	Change	Change %	2003

Civil servants	49,407	50,198	(791)	(1.6)	49,998
Non-civil servants	198,666	202,503	(3,837)	(1.9)	201,265
Deutsche Telekom Group	248,073	252,701	(4,628)	(1.8)	251,263

Trainees/student interns	9,838	9,811	27	0.3	9,958

Number of employees at balance sheet date	June 30, 2004	Dec. 31, 2003	Change	Change %	June 30, 2003

Civil servants	47,964	49,793	(1,829)	(3.7)	49,979
Non-civil servants	199,866	198,726	1,140	0.6	200,554
Deutsche Telekom Group	247,830	248,519	(689)	(0.3)	250,533

Trainees/student interns	9,035	11,554	(2,519)	(21.8)	9,406

Depreciation and amortization	Second quarter of 2004	First half of 2004

Q2 2004 millions of €	Q2 2003 millions of €	Change %	H1 2004 millions of €	H1 2003 millions of €	Change %	2003 millions of €
Amortization of intangible assets	(1,127)	(1,180)	4.5	(2,252)	(2,348)	4.1	(4,678)
of which: UMTS licenses	(151)	(148)	(2.0)	(301)	(299)	(0.7)	(597)
of which: U.S. mobile communications licenses	(125)	(128)	2.3	(242)	(265)	8.7	(516)
of which: goodwill	(623)	(629)	1.0	(1,236)	(1,270)	2.7	(2,521)
Depreciation of property, plant and equipment	(1,888)	(2,032)	7.1	(3,779)	(4,133)	8.6	(8,206)
Total depreciation and amortization	(3,015)	(3,212)	6.1	(6,031)	(6,481)	6.9	(12,884)

The decrease in depreciation of property, plant and equipment is primarily a result of restrained capital expenditure in recent periods.
Other taxes	Other taxes included in the operating results amounted to EUR 97 million, compared with EUR 96 million in the same period last year.

First half of 2004 55

	Notes to the consolidated balance sheet.

Noncurrent assets		June 30, 2004 millions of €	Dec. 31, 2003 millions of €	Change millions of €	Change %	June 30, 2003 millions of €

	Intangible assets	46,415	45,193	1,222	2.7	48,894
	of which: UMTS licenses	10,112	10,260	(148)	(1.4)	10,620
	of which: U.S. mobile communications licenses	10,024	8,179	1,845	22.6	9,290
	of which: goodwill	24,135	24,513	(378)	(1.5)	26,781
	Property, plant and equipment	46,009	47,268	(1,259)	(2.7)	48,822
	Financial assets	3,415	3,190	225	7.1	3,509

In addition to exchange rate effects, the increase in intangible assets by around EUR 1.2 billion to EUR 46.4 billion is mainly due to the write-up by EUR 1.8 billion of mobile communications licenses in the United States. This was partly offset by depreciation and amortization. The decrease in property, plant and equipment is due in particular to depreciation charges, which substantially exceed the volume of new capital expenditure.

Investments		H1 2004 millions of €	H1 2003 millions of €	Change millions of €	Change %	2003 millions of €

	Intangible assets	431	229	202	88.2	833
	Property, plant and equipment	2,260	1,887	373	19.8	5,551
	Financial assets	527	385	142	36.9	683
	Total	3,218	2,501	717	28.7	7,067

The increased spending on intangible assets is due primarily to goodwill from the acquisition of the Scout24 group. Investments in property, plant and equipment mainly relate to transmission platform upgrades, the access network at T-Com, and the expansion of T-Mobile’s mobile communications network. The increase in financial assets is primarily driven by additions at associated companies of T-Mobile USA.

Liquid assets

The EUR 2.5 billion year-on-year decrease in liquid assets to EUR 6.6 billion is mainly due to the repayment of bonds in the second quarter of 2004. For detailed information, please refer to the consolidated statement of cash flows.

First half of 2004 56

Shareholders’ equity		June 30, 2004 millions of €	Dec. 31, 2003 millions of €	Change millions of €	Change %	June 30, 2003 millions of €

	Capital stock	10,746	10,746	0	n.a.	10,746
	Additional paid-in capital	50,103	50,092	11	0.02	50,085
	Retained earnings	248	248	0	n.a.	248
	Unappropriated net income/(loss) carried forward	(23,311)	(24,564)	1,253	5.1	(24,564)
	Net income	1,824	1,253	571	45.6	1,109
	Cumulative translation adjustment account	(7,034)	(8,017)	983	12.3	(6,690)
		32,576	29,758	2,818	9.5	30,934
	Minority interest	4,177	4,053	124	3.1	4,016
	Total shareholders’ equity	36,753	33,811	2,942	8.7	34,950

Shareholders’ equity rose substantially compared with December 31, 2003. As well as net income, this is due in particular to exchange rate gains from the translation of foreign group companies.

2,670,828 treasury shares were held at June 30, 2004.

	Stock-based compensation
Deutsche Telekom AG stock option plan

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. The Board of Management decided not to issue the tranche for 2003, and no further tranches will be issued in future under the 2001 Stock Option Plan. The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the existing contingent capital.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

First half of 2004 57

		SOP 2001		SOP 2000
		Stock options in thousands	Weighted average exercise price €	Stock options in thousands	Weighted average exercise price €

	Outstanding stock options at Jan. 1, 2004	11,768	24.25	987	62.69
	Granted	0	—	0	—
	Exercised	0	—	0	—
	Forfeited	80	23.18	104	62.69
	Outstanding at June 30, 2004	11,688	24.25	883	62.69
	Exercisable at June 30, 2004	3,939	30.00	0	—

T-Online International stock option plan

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries prior to the company’s IPO. This plan was not competitive, in particular because of the terms and conditions of exercise. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan”, to enhance the company’s competitiveness. The premium for this plan is 25 percent and the options are issued over five years, with each option having a term of ten years. A maximum of 50 percent of the options may be exercised after a lock-up period of two years, and 100 percent after a lock-up period of three years. The first tranche was issued on August 13, 2001, and the second tranche on July 15, 2002. The Board of Management decided not to issue the tranche for 2003, and no further tranches will be issued in future under the 2001 Stock Option Plan. The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the existing contingent capital.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

		SOP 2001		SOP 2000
		Stock options in thousands	Weighted average exercise price €	Stock options in thousands	Weighted average exercise price €

	Outstanding stock options at Jan. 1, 2004	4,185	10.31	112	37.65
	Granted	0	—	0	—
	Exercised	6	10.35	0	—
	Forfeited	0	—	0	—
	Outstanding at June 30, 2004	4,179	10.31	112	37.65
	Exercisable at June 30, 2004	1,057	10.35	0	—

First half of 2004 58
The Ya.com plan, which was introduced as part of the acquisition of the company in the year 2000, expired as of December 31, 2003.

T-Mobile USA / Powertel stock option plan

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2003, 22.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees.
On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain managers in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

First half of 2004 59

		Stock options in thousands	Weighted average exercise price USD
	Outstanding stock options at Jan. 1, 2004	22,539	17.72
	Granted	230	19.64
	Exercised	1,758	7.45
	Forfeited	903	22.88
	Outstanding at June 30, 2004	20,108	19.06
	Exercisable at June 30, 2004	14,769	20.01

MATÁV stock option plan

On April 26, 2002, the shareholders’ meeting of MATÁV approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004/2005).

The following table provides an overview of the development of the total stock options held:

		Stock options in thousands	Weighted average exercise price HUF

	Outstanding stock options at Jan. 1, 2004	3,655	944
	Granted	0	—
	Exercised	0	—
	Forfeited	203	944
	Outstanding at June 30, 2004	3,452	944
	Exercisable at June 30, 2004	1,151	933

Guarantees and commitments, and other financial obligations

Guarantees and commitments, and other financial obligations decreased by EUR 0.3 billion compared with the end of 2003. This development was the result of offsetting effects: The decrease in guarantee commitments was almost offset by an increase in purchasing and leasing obligations in particular.

First half of 2004 60
Notes to the consolidated statement of cash flows.
Net cash provided by operating activities

Net cash provided by operating activities amounted to EUR 7.1 billion in the first half of 2004, representing a year-on-year increase of EUR 0.9 billion. This is mainly due to an improvement in operational business and to a EUR 0.2 billion increase in netted tax received/paid year-on-year.

Net cash used for investing activities

Net cash used for investing activities amounted to EUR 3.4 billion, compared with EUR 4.2 billion in the previous year. Cash used to purchase noncurrent assets totaled EUR 3.4 billion; EUR 0.2 billion was paid for shares in fully consolidated companies. Divestitures resulted in a cash inflow of EUR 0.5 billion. Net cash used for investing activities was also impacted by the EUR 0.3 billion decrease in cash with an original maturity of more than three months. The year-on-year decrease in net cash used for investing activities is largely a result of a substantial reduction in cash investments with an original maturity of more than three months, accompanied by a sharp fall in cash inflows from extraordinary sales of financial assets and of shares in fully consolidated companies.

Net cash used for financing activities

In the first six months of 2004, net cash used for financing activities decreased by EUR 5.7 billion compared with the first half of 2003. This is due in particular to a EUR 5.1 billion reduction in the issuance of medium and long-term debt, while the repayment of this category of debt decreased by EUR 1.6 billion. In addition, a EUR 2.2 billion increase in the net repayment of short-term debt had a negative impact on net cash used for financing activities.

First half of 2004 61
	Segment reporting.

As of June 30, 2004, the structure of the segments was adjusted to reflect the revised reporting structure at T-Com and T-Systems. The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the net carrying amounts of investments and accruals as well as their effects on the statement of income are no longer shown under T-Com, but under T-Systems. To facilitate comparison, prior-year figures and the figures for the first quarter of 2004 have been adjusted to reflect the changes described above.

All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, “Segment Reporting” (GAS 3).

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2003 financial year as well as for the second quarters and first six months of both 2003 and 2004. In addition to the amounts disclosed for the segments, there is also a reconciliation line.

Segment information for the 2003 financial year	FY/ 2003	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Depreciation and amortization millions of €	Net interest income/ (expense) millions of €	Income/(loss) related to associated and related companies millions of €	Income/(loss) before income taxes millions of €
	T-Com	25,116	4,090	29,206	(5,169)	(315)	31	4,690
	T-Mobile	21,572	1,206	22,778	(5,196)	(992)	97	831
	T-Systems	7,184	3,430	10,614	(1,499)	(39)	(447)	(581)
	T-Online[a]	1,662	189	1,851	(430)	110	90	104
	Group Headquarters & Shared Services	304	3,964	4,268	(881)	(2,874)	(3)	(4,071)
	Reconciliation	0	(12,879)	(12,879)	291	334	(23)	425
	Group	55,838	0	55,838	(12,884)	(3,776)	(255)	1,398

a          Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

First half of 2004 62

Segment information in the quarters	Q2/2004 Q2/2003	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Depreciation and amortization millions of €	Net interest income/ (expense) millions of €	Income/(loss) related to associated and related companies millions of €	Income/(loss) before income taxes millions of €
	T-Com	6,054	828	6,882	(1,204)	16	12	1,405
		6,123	1,030	7,153	(1,282)	(101)	12	888
	T-Mobile	6,005	232	6,237	(1,270)	(160)	95	1,846
		5,233	324	5,557	(1,295)	(297)	7	475
	T-Systems	1,813	812	2,625	(350)	(10)	5	(38)
		1,754	813	2,567	(380)	(8)	(27)	(100)
	T-Online[a]	456	44	500	(111)	28	0	45
		402	47	449	(105)	29	(4)	21
	Group Headquarters & Shared Services	84	1,070	1,154	(173)	(578)	4	(839)
		81	990	1,071	(213)	(508)	39	(626)
	Reconciliation	0	(2,986)	(2,986)	93	(91)	(2)	(13)
		0	(3,204)	(3,204)	63	12	(7)	(60)
	Group	14,412	0	14,412	(3,015)	(795)	114	2,406
		13,593	0	13,593	(3,212)	(873)	20	598

a         Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

Segment information in the first half year	H1/2004 H1/2003	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millionsof €	Depreciation and amortization millions of €	Net interest income/ (expense) millions of €	Income/(loss) related to associated and related companies millions of €	Income/(loss) before income taxes millions of €
	T-Com	12,107	1,750	13,857	(2,388)	(9)	22	2,804
		12,564	2,079	14,643	(2,600)	(231)	18	2,314
	T-Mobile	11,683	498	12,181	(2,504)	(426)	96	2,002
		10,239	628	10,867	(2,559)	(601)	9	398
	T-Systems	3,535	1,565	5,100	(690)	(11)	(144)	(228)
		3,469	1,658	5,127	(747)	(26)	(35)	(126)
	T-Online[a]	909	84	993	(220)	55	0	82
		796	98	894	(207)	60	(6)	23
	Group Headquarters & Shared Services	164	2,080	2,244	(385)	(1,348)	6	(1,995)
		143	2,021	2,164	(499)	(1,155)	7	(1,452)
	Reconciliation	0	(5,977)	(5,977)	156	(29)	(3)	87
		0	(6,484)	(6,484)	131	23	(8)	(65)
	Group	28,398	0	28,398	(6,031)	(1,768)	(23)	2,752
		27,211	0	27,211	(6,481)	(1,930)	(15)	1,092

a          Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

First half of 2004 63

Accounting.
Basis of accounting

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e., the requirements of the German Commercial Code (Handelsgesetzbuch - HGB), and the German Stock Corporation Act (Aktiengesetz - AktG), and prepares its interim reports in accordance with the requirements of German Accounting Standard 6 (GAS 6), and with the Rules and Regulations of the Frankfurt Stock Exchange.

Accounting policies

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements at December 31, 2003.

Conversion of accounting to IFRSs

In accordance with Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, listed companies within the European Union are obliged to prepare their consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) for each financial year starting on or after January 1, 2005. IFRSs will replace German GAAP for external reporting from the first quarter of 2005. The measures necessary for conversion have been initiated and are progressing on schedule.

First half of 2004 64
	Summary of differences between German GAAP and U.S. GAAP.

Reconciliation of net income under German GAAP to U.S. GAAP

Deutsche Telekom’s results are reported under German GAAP and differ from the results presented under U.S. accounting standards (U.S. GAAP), as summarized in the table below. A detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP is included in note 41 et seq. of Deutsche Telekom’s consolidated financial statements contained in the Annual Report on Form 20-F. Additional significant differences arising during the six-month period ended June 30, 2004 are summarized below. A more detailed quantification of the differences at June 30, 2004 is in the notes to the June 30, 2004 financial statements contained in the interim report that will be filed with the SEC on Form 6-K. The 2003 Annual Report on Form 20-F can be found on Deutsche Telekom’s website at http://www.deutschetelekom.com.

		H1 2004 billions of €	H1 2003 billions of €	Change %	2003 billions of €
	Net income as reported in the consolidated financial statements under German GAAP	1.8	1.1	63.6	1.3
	Net income in accordance with U.S. GAAP	1.6	1.5	6.7	2.9
	Shareholders’ equity – German GAAP	36.8	35.0	5.1	33.8
	Shareholder’s equity – U.S. GAAP	47.9	44.9	6.7	45.0

First half of 2004 65
New accounting standards and significant differences

Revenue recognition.

Deutsche Telekom adopted the provisions of the new accounting standard EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” for multiple element contracts entered into after December 31, 2003.

Concurrently, Deutsche Telekom adopted EITF 01-8, “Determining Whether an Arrangement Contains a Lease”, and applied lease accounting to multiple element contracts that contained embedded leases.

Consolidation of variable interest entities.

Deutsche Telekom adopted the remaining transition provisions of FIN 46R “Consolidation of Variable Interest Entities”, for arrangements with variable interest entities entered into prior to February 1, 2003.

Mobile communications licenses.

During the quarter ended June 30, 2004, T-Mobile USA signed a binding letter of intent with Cingular Wireless to enter into a transaction that would result in the dissolution of the mobile communications joint venture established in 2001and the acquisition of the Cingular Wireless’ network assets in California and Nevada. The transaction is subject to the regulatory approval of Cingular Wireless’ acquisition of AT&T Wireless. T-Mobile USA recognised an accrual for contingent losses in the amount of EUR 0.6 billion in connection with the dissolution of the joint venture under German GAAP. Under U.S. GAAP, estimated losses are recognized only when it becomes probable that a liability has occurred and its amount is reasonably estimated. Therefore, the liability would not be recorded until the merger of Cingular Wireless and AT&T Wireless is approved.

Also during the second quarter of 2004, in connection with the planned transaction, T-Mobile performed a review of its net carrying amounts of T-Mobile USA. As a result of that review, the Company was required, under German GAAP to write up the value of its FCC licenses by EUR 1.8 billion. Revaluation of assets is not allowed under U.S. GAAP.

First half of 2004 66
Bonn, August 9, 2004 Deutsche Telekom AG Board of Management Kai-Uwe Ricke Dr. Karl-Gerhard Eick Thomas Holtrop Dr. Heinz Klinkhammer René Obermann Konrad F. Reiss

First half of 2004 67
Deutsche Telekom Investor Relations calendar 2004/2005.
Financial calendar	Date
	November 11, 2004	Deutsche Telekom AG report on the first nine months of 2004 Conference call
	March 3, 2005	Annual press conference on the 2004 financial year and analysts’ meeting
	March 15, 2005[a]	Publication of the 2004 Annual Report
	April 26, 2005	2005 Shareholders’ meeting of Deutsche Telekom AG, Hannover
a Date not yet finalized. Further dates are published on the Internet at www.deutschetelekom.com.

First half of 2004 68
Disclaimer.

This Interim Report contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore you should not place too much reliance on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s annual report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Interim Report contains a number of non-GAAP figures, such as EBITDA and EBITDA adjusted for special factors, EBITDA margin adj., capex, adj. net income, free cash flow, and gross and net debt. These non-GAAP figures should not be viewed as a substitute for Deutsche Telekom’s GAAP figures. The non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Interim Report , which is also posted on Deutsche Telekom’s Investor relations link under www.deutschetelekom.com.

First half of 2004 69
Contacts

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone +49 (0) 228 181 49 49
Fax +49 (0) 228 181 9 40 04

This report can be downloaded
from the Investor Relations site
on the Internet at:
www.deutschetelekom.com

For further information on the divisions please refer to:
www.t-com.de
www.t-mobile-international.com
www.t-systems.com
www.t-online.com

Investor Relations, Bonn office
Phone  +49 (0) 228 181 8 88 80
Fax      +49 (0) 228 181 8 88 99
E-mail: investor.relations@telekom.de

Investor Relations, New York office
Phone  +1 212 424 2926
Phone  1 877 DT SHARE (toll-free)
Fax     +1 212 424 2986
E-mail: investor.relations@usa.telekom.de

This Group Report for the first six months of 2004
is also available in German.

The German print version of this Group Report is legally binding.

This Group Report is a publication of Deutsche Telekom “Investor Relations”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten Name: Rolf Ewenz-Sandten Title: Vice President

Date: August 16, 2004